UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 1-13699

RAYTHEON SAVINGS AND INVESTMENT PLAN

(Full title of the plan)

RAYTHEON COMPANY

(Name of issuer of the securities held pursuant to the plan)

870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451

(Address of issuer’s principal executive offices)

Raytheon Savings and Investment Plan

Financial Statements and Supplemental Schedule

To Accompany 2009 Form 5500

Annual Report of Employee Benefit Plan

Under Employee Retirement Income Security Act of 1974

December 31, 2009 and 2008

Raytheon Savings and Investment Plan

Table of Contents to Financial Statements and Supplemental Schedule

December 31, 2009

Page(s)
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-18

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	19-30

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Raytheon Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Raytheon Savings and Investment Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts June 28, 2010

Raytheon Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Investments
At fair value (Notes 2, 3 and 4)
Investment contracts	$2,096,988,208	$2,217,441,500
Registered investment companies	5,554,964,100	4,146,615,386
Common collective trusts	884,405,284	534,251,963
Raytheon Company common stock	1,361,901,576	1,454,192,175
Common stock	135,590,506	—
Convertible bonds	1,739,155	—
Investment in the DB/DC Master Trust	241,006,456	268,405,275
Participant loans	225,509,691	211,953,025

Total investments	10,502,104,976	8,832,859,324
Interest bearing cash	41,782,252	44,428,995
Unrealized gain on open swap contracts	—	16,147,898
Restricted cash held as collateral for swap contracts	—	12,842,000
Receivables
Receivables for investments sold on a delayed delivery basis (Note 9)	—	406,430,816
Receivables for open foreign currency contracts (Note 6)	—	24,673,846
Receivables for securities sold	40,434	7,117,193
Employer contributions	—	4,162
Accrued investment income and other receivables	38,993,375	40,665,417

Total receivables	39,033,809	478,891,434

Total assets	10,582,921,037	9,385,169,651

Liabilities
Payables for investments purchased on a delayed delivery basis (Note 9)	—	442,215,680
Payables for open foreign currency contracts (Note 6)	—	24,784,646
Payables for securities purchased	9,784,389	26,498,685
Accrued expenses	375,619	138,545
Unrealized loss on open swap contracts	—	24,341,186
Due to brokers, segregated for open swap contracts	—	3,060,000
TBA sale commitment, at value (proceeds $0 and $64,942,906, respectively)	—	65,583,888
Other payables	13,913,111	14,667,560

Total liabilities	24,073,119	601,290,190
Net assets available for benefits at fair value	10,558,847,918	8,783,879,461
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(24,042,154)	14,945,962

Net assets available for benefits	$10,534,805,764	$8,798,825,423

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

2009
Additions to net assets attributable to
Net appreciation of investments (Notes 2 and 4)	$1,251,954,944
Interest and dividends (Note 2)	186,061,469
Contributions and deferrals
Employee deferrals	600,040,098
Employer contributions	269,242,429

869,282,527

Total additions	2,307,298,940

Deductions from net assets attributable to
Distributions to participants	595,265,630
Administrative expenses	480,767

Total deductions	595,746,397

Increase in net assets prior to plan mergers	1,711,552,543
Transfers in from affiliate benefit plans (Note 1)	24,427,798
Increase in net assets available for benefits	1,735,980,341

Net assets, beginning of year	8,798,825,423

Net assets, end of year	$10,534,805,764

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of Plan

General

The following description of the Raytheon Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The Plan is a defined contribution plan covering the majority of employees of Raytheon Company (the “Company”). Most employees are immediately eligible to enroll in the Plan on the first day of service. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short-term and long-term investment objectives. The portion of the Plan that is invested in Raytheon Company stock is an employee stock ownership plan (“ESOP”) that is intended to constitute a stock bonus plan as defined in the Internal Revenue Code of 1986 (the “Code”) and that includes a cash or deferred arrangement. The remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan’s investments are principally held in the Raytheon Savings and Investment Plan Trust (the “Trust”).

Solipsys Corporation is a wholly owned subsidiary of the Company. The net assets of the Solipsys Corporation 401(k) Plan, amounting to $21,199,914, were merged into the Plan on October 21, 2009 and those participants began participating in the Plan on the same date.

Raytheon SI Government Solutions, Inc. is a wholly owned subsidiary of the Company. The net assets of the Raytheon SI Government Solutions, Inc. 401(k) Plan, amounting to $3,227,884, were merged into the Plan on December 1, 2009 and those participants began participating in the Plan on November 19, 2009.

Contributions and Deferrals

Eligible employees may contribute to the Plan up to 50% of their compensation, as defined in the Plan document. The Code limits the compensation the Plan may take into account to $245,000 for the 2009 plan year. Employee contributions, including rollovers, are invested based on participant investment elections. For 2009, the annual employee pre-tax elective deferral contributions for a participant cannot exceed $16,500, except for catch-up contributions. Participants also may make after-tax contributions, but total employee (pre-tax and after-tax) contributions and employer contributions may not exceed $49,000 for the 2009 plan year, except for catch-up contributions. A participant who is eligible to make elective pre-tax contributions and is at least age 50 by the end of 2009 may make pre-tax catch-up contributions up to $5,500.

For most employees, the Company matches 100% of the first 4% of compensation that a participant contributes to the Plan each pay period. For most participants, matching Company contributions are made in cash and are invested based on the investment allocation elected by each participant.

Effective January 1, 2007, eligible employees hired or rehired on or after January 1, 2007 participate in the Retirement Income Savings Program (“RISP”) (subject to the terms of any applicable collective bargaining agreements), in addition to having the right to participate in the other features of the Plan. Under RISP, the Company contributes a percentage of each RISP-eligible participant’s compensation to the participant’s RISP account in the Plan. The percentage contribution varies according to a schedule based on the participant’s age at the most recent date of hire and years of service since the most recent date of hire.

Participants may invest contributions in increments of 1% in any combination of investment options available, subject to percentage limitations applicable to some funds. The investment options range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include interest bearing cash, investment contracts, registered investment companies, common collective trusts, common stock (including stock of Raytheon Company), fixed income securities and other investments.

Raytheon Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Participant Accounts

Each participant account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings (losses). Plan earnings (losses) are allocated based on account balances by investment option. Expenses payable by the Plan are charged to participant accounts.

Participants are not permitted to make a direct exchange from the Raytheon Fixed Income Fund (the “Fund”), a stable value fund specifically managed for the Plan, into a “competing” fund (such as a money market fund or the Fidelity Freedom K Income Fund). Investors who wish to move money from the Fixed Income Fund to a “competing” fund must first make an exchange from the Fixed Income Fund to a non-competing fund for 90 days. After 90 days, participants may exchange from a non-competing fund into a money market fund or the Fidelity Freedom K Income Fund.

Vesting

With the exception of RISP participants and certain union groups, all employee and most employer contributions including ESOP contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Most RISP participants who did not perform an hour of service before January 1, 2007, become 100% vested in the employer RISP contributions after three years of service. Forfeitures of the non-vested portions of terminated participants’ accounts are available to reduce Company contributions. At December 31, 2009 and 2008, unallocated Plan forfeitures were $1,373,507 and $1,179,579, respectively. During 2009, the total amount of forfeitures created was $2,387,067. The Company uses the excess forfeitures available to offset Company contributions.

Distributions to Participants

A participant may make certain in-service withdrawals of at least $250, including all or a portion of participant after-tax contributions and related earnings at any time and all or a portion of participant pre-tax contributions, employer contributions and related earnings upon attainment of age 59 1/2. For reasons of financial hardship, a participant may withdraw all or a portion of participant pre-tax contributions and related earnings subject to a reduction in the maximum participant pre-tax contribution rate for the next six months. On termination of employment, a participant will receive a lump-sum distribution unless the vested account is valued in excess of $1,000, and the participant elects to defer distribution. Otherwise, a terminated participant may defer the distribution until April 1 of the year following the year in which the participant reaches age 70 1/2.

Participants who have investments in the Raytheon Stock Fund may elect to reinvest dividends within the Plan or receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. In 2009, the Company’s Board of Directors declared dividends of $1.24 per share. Of the $33,482,714 in dividends paid to the Plan, approximately $1,174,459 was received in cash by participants who elected the cash payment option.

Loans to Participants

A participant may borrow a portion of the balance in the participant’s account, other than the RISP account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant’s account balance or $50,000, minus the participant’s highest outstanding loan balance over the previous 12 months. The minimum loan is $500. Loans are secured by the balance in the participant’s account and bear interest equal to the prime rate published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years by means of payroll deductions, except that if the loan is used to acquire a dwelling which is to be used as a principal residence of the participant, the repayment period may extend to up to 15 years. Loan payments and interest payments are credited to the borrower’s account in the investment fund or funds according to the participant’s current investment election. Loans are valued at the principal outstanding plus accrued interest. As of December 31, 2009 and 2008, the interest rates on the outstanding loans ranged from 3.25% to 10.00% and 4.00% to 10.00%, respectively.

Raytheon Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Administrative Expenses

Expenses of administering the Plan such as loan processing, legal fees and other administrative fees are charged directly or indirectly to participant accounts. Those expenses of administering the Plan that are not charged to participant accounts are paid by the Company.

2.	Summary of Significant Accounting Policies

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Plan investments are stated at fair value including the Plan’s benefit-responsive investment contracts.

Investments in registered investment companies and common collective trusts are valued at the closing net asset value reported on the last business day of the year. Investments in securities (common stocks) traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in fixed income securities (U.S. government, domestic and foreign bonds) are valued by a pricing service which determines valuations for normal institutional-size trading units of such securities using methods based upon market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the trustee of the Trust. Future contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Interest bearing cash are generally short-term money market instruments and are valued at cost, which approximates fair value. Investments denominated in foreign currencies are translated into U.S. dollars at the prevailing rates of exchange on each valuation date. Participant loans are valued at amortized cost, which approximates fair value. Swap contracts are valued at fair value as determined by independent third parties on behalf of investment managers using their propriety models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Fund. As required, the statements of net assets available for benefits presents the fair value of the fully benefit responsive investment contracts in the Fund and the adjustment from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

A Synthetic Guaranteed Investment Contract (“GIC”) represents individual assets, usually a portfolio of high quality fixed income securities placed in a trust, with ownership by the Plan. Individual assets of the synthetic investment contract are valued at fair value. The Plan purchases a third party issued benefit-responsive wrapper contract that guarantees that participant transactions are executed at contract value subject to certain provisions. The fair value of the wrap contract for the GIC is determined using a discounted cash flow model which considers recent rebids as determined by recognized dealers, discount rate and the duration of the underlying portfolio.

Security transactions are recorded on the trade date. Payables and receivables for outstanding purchases and sales represent trades which have occurred but have not yet settled and are recorded on the statements of net assets available for benefits.

Counterparty credit risk is the risk that a counterparty to a financial instrument will fail on a commitment that it has entered into with the Plan. The Plan minimizes concentrations of counterparty credit risk by undertaking transactions with multiple counterparties. The Plan’s Investment Manager has a credit policy in place and the exposure to counterparty credit risk, as well as the creditworthiness of these counterparties, is monitored on an ongoing basis.

Raytheon Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, excluding fully benefit-responsive investment contracts, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Distributions are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

The Plan provides for various investment options in any combination of stocks, mutual funds, common collective trusts, investment contracts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. The Plan invests in certain common and collective trusts that participate in securities lending programs. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. Other investments consist of the Plan’s interest in the Raytheon Company Combined DB/DC Master Trust, which primarily consists of domestic and international equities. Please refer to the Raytheon Company Defined Benefit Plan financials for further details.

The Plan invests in certain securities collateralized by residential and commercial mortgages, credit card receivables and other assets that may be affected by, among other things, changes in: interest rates, the quality of the underlying assets or the market’s assessment thereof, factors concerning interests in and structure of the issuer or the originator of the receivables, or the creditworthiness of the entities that provide credit enhancements.

Certain reclassifications have been made to the presentation of prior year financial statements to conform to the current year presentation.

The Plan has evaluated subsequent events through the time of filing this Form 11-K with the Securities and Exchange Commission. Effective January 1, 2010, the Plan was amended to change the matching contribution to 3% for most new hires and rehires, with an increase to 4% after five years of service. In addition, this plan amendment made modifications to the RISP contribution schedule and implemented a one-year waiting period for participation in RISP for new hires. Houston Associates, Incorporated is a wholly owned subsidiary of the sponsor. The net assets of the Houston Associates, Incorporated 401(k) Plan, amounting to $7,222,829, were merged into the Plan on March 16, 2010; Houston employees had been participating in RAYSIP since January 1, 2009.

In 2009, the Plan adopted required new accounting standards related to the following:

•

The determination of fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly as discussed in Note 3; and

•	The disclosure of derivative instruments and hedging activities, which did not have a material impact on the Plan.

•	The disclosure of features of the investment funds that are valued based on the net asset value of the fund as discussed in Note 3.

Raytheon Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

3.	Fair Value Measurements

In 2009, the Plan adopted the required new accounting standard for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The accounting standard provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. The adoption of the accounting standard did not have a material impact on the Plan’s financial results.

The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standard established a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required as well as the assets and liabilities that we value using those levels of inputs.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities. Level 3 assets primarily consist of participant loans. The new issuance and repayment of loans is shown in the purchases, issuances, settlements line in the Level 3 Gains and Losses table below.

The following tables set forth the investment assets and liabilities of the Plan that were measured at fair value on a recurring basis by level within the fair value hierarchy. We classify assets and liabilities measured at fair value in their entirety based on the lowest level of input that is significant to their fair value measurement. There were no investment liabilities as of December 31, 2009.

Raytheon Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

	Fair Value of Investment Assets as of 12/31/2009
	Level 1	Level 2	Level 3	Total
Investment contracts
Fixed income
US Government and Agencies	$761,628,105	$596,501,575	$—	$1,358,129,680
Corporate debt	—	441,281,335	549,915	441,831,250
Other fixed income investments	263,731	1,923,500	643,651	2,830,882
Wrap contracts	—	—	1,869,230	1,869,230
Repurchase Agreements	—	198,362,126	—	198,362,126
Interest bearing cash	93,965,040	—	—	93,965,040

Total investment contracts	855,856,876	1,238,068,536	3,062,796	2,096,988,208
Registered investment companies	5,554,964,100	—	—	5,554,964,100
Common collective trusts	—	884,405,284	—	884,405,284
Raytheon Company common stock	1,361,901,576	—	—	1,361,901,576
Common stock	135,590,506	—	—	135,590,506
Convertible bonds	—	1,739,155	—	1,739,155
Other investments	236,615,291	4,227,979	163,186	241,006,456
Participant loans	—	—	225,509,691	225,509,691
Interest bearing cash	41,782,252	—	—	41,782,252

Total Investments	$8,186,710,601	$2,128,440,954	$228,735,673	$10,543,887,228

	Fair Value of Investment Assets as of 12/31/2008
	Level 1	Level 2	Level 3	Total
Investment contracts
Fixed income	$720,965,406	$1,169,231,133	$4,271,552	$1,894,468,091
Wrap contracts	—	—	2,746,642	2,746,642
Registered investment companies	155,491,352	—	—	155,491,352
Common collective trusts and interest bearing cash	—	164,735,415	—	164,735,415

Total investment contracts	876,456,758	1,333,966,548	7,018,194	2,217,441,500
Registered investment companies	4,146,615,386	—	—	4,146,615,386
Common collective trusts	—	534,251,963	—	534,251,963
Raytheon Company common stock	1,454,192,175	—	—	1,454,192,175
Other investments	255,009,882	17,825,238	358,793	273,193,913
Participant loans	—	—	211,953,025	211,953,025
Interest bearing cash	44,428,995	—	—	44,428,995
Receivable for open foreign currency contracts	—	24,673,846	—	24,673,846
Open swap contracts	—	16,147,898	—	16,147,898

Total Investments	$6,776,703,196	$1,926,865,493	$219,330,012	$8,922,898,701

	Fair Value of Investment Liabilities as of 12/31/2008
	Level 1	Level 2	Level 3	Total
Other investments	$2,343,937	$2,444,701	$—	$4,788,638
Payable for open foreign currency contracts	—	24,784,646	—	24,784,646
Open swap contracts	—	24,341,186	—	24,341,186
TBA sale commitment	—	65,583,888	—	65,583,888

Total Investments	$2,343,937	$117,154,421	$—	$119,498,358

The plan invests in common collective trusts which use net asset values to determine the fair value of all the underlying investments that do not have a readily determinable fair value and either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company.

Raytheon Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Generally, under ordinary market conditions, all common collective trust positions provide daily market liquidity to Plan participants and the Plan. Were the Plan to initiate a full redemption of the collective trust, the trustee reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Level 3 Gains and Losses

The tables below summarize changes in the fair value of the Plan’s level 3 investment assets.

	Level 3 Investment Assets - 12/31/2009
	Balance, beginning of year	Realized gains (losses)	Unrealized appreciation (depreciation)	Purchases, issuances, settlements	Transfers in (out) of level 3	Balance, end of year
Corporate debt	$658,760	$(4,328,366)	$4,878,122	$(633,861)	$(24,740)	$549,915
Other fixed income investments	3,612,792	(113,251)	(1,405,332)	(1,450,558)	—	643,651
Other investments	358,793	—	33,124	—	(228,731)	163,186
Participant loans	211,953,025	—	—	13,556,666	—	225,509,691
Wrap contracts	2,746,642	—	(877,412)	—	—	1,869,230

Total	$219,330,012	$(4,441,617)	$2,628,502	$11,472,247	$(253,471)	$228,735,673

	Level 3 Investment Assets - 12/31/2008
	Balance, beginning of year	Realized gains (losses)	Unrealized appreciation (depreciation)	Purchases, issuances, settlements	Transfers in (out) of level 3	Balance, end of year
Fixed income	$10,466,675	$(4,452,899)	$(7,331,439)	$1,370,239	$4,218,976	$4,271,552
Other investments	854,637	(101,480)	(2,409,349)	2,028,857	(13,872)	358,793
Participant loans	208,034,081	—	—	3,918,944	—	211,953,025
Wrap contracts	142,194	—	2,604,448	—	—	2,746,642

Total	$219,497,587	$(4,554,379)	$(7,136,340)	$7,318,040	$4,205,104	$219,330,012

4.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2009	2008
Raytheon Common Stock	$1,361,901,576	$1,454,192,175
Fidelity Institutional Money Market Fund*	1,080,127,412	895,907,871
Northern Trust S&P 500 Index Fund**	632,286,490	473,567,335
Fidelity Equity Income Fund*	574,989,658	452,752,857

*	Registered investment companies, see Note 3.
**	Common collective trust, see Note 3.

Raytheon Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

During the year ended December 31, 2009 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Registered investment companies	$950,872,553
Common collective trusts	172,551,571
Other investments	129,114,942
Raytheon Company common stock	(584,122)

$1,251,954,944

5.	Investment Contracts

The Plan invests in benefit-responsive Synthetic GICs with financial institutions. Income from Synthetic GICs is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with limited restrictions related to the transfer of funds into a competing investment option. The Plan considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security in evaluating the Synthetic GICs.

Synthetic GICs represent individual assets, usually a portfolio of high quality fixed income securities placed in a trust, with ownership by the Plan. The Plan purchases a third party issued benefit-responsive wrapper contract that guarantees that participant transactions are executed at contract value. Individual assets of the Synthetic GICs are valued based on the policy in Note 2.

•

Synthetic GICs accrue interest using a formula called the “crediting rate.” Synthetic GICs use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund’s current market value at the Fund’s current yield to maturity for a period equal to the Fund’s duration. The crediting rate is the discount rate that equates estimated future market value with the Fund’s current contract value. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. The difference is amortized over the duration of the investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract “contract to market” difference is heightened or lessened. Crediting rates are reset monthly. The Synthetic GICs provide a guarantee that the crediting rate will not fall below 0%. Events disqualifying an underlying investment from being wrapped include but are not limited to bankruptcy of the security issuer or the default or restricted liquidity of the security issuer.

•

If the Fund experiences significant redemptions when the market value is below the contract value, the Fund’s yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fund’s yield could be reduced to zero. If redemptions continued thereafter, the Fund might have insufficient assets to meet redemption requests, at which point the Fund would require payments from the wrap issuers to pay further shareholder redemptions.

•

The crediting rate, and hence the Fund’s return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund’s return, and redemptions by existing participants will tend to increase the crediting rate and the Fund’s return.

Raytheon Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

•

The Fund and the Synthetic GICs purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing investment options within the Plan). However, the Synthetic GICs limit the ability of the Fund to transact at contract value upon the occurrence of certain events. At this time, management believes the occurrence of any of these events is not probable. These events include:

1.	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code.

2.	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

3.	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

4.	Complete or partial termination of the Plan.

5.	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cashflow.

6.	Merger or consolidation of the Plan with another plan; the transfer of Plan assets to another plan; or the sale, spin-off, or merger of a subsidiary or division of the Plan Sponsor.

7.	Any communication given to participants by the Plan Sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.

8.	Exclusion of a group of previously eligible employees from eligibility in the Plan.

9.	Any early retirement program, group termination, group layoff, facility closing, or similar program.

10.	Any transfer of assets from the Fund directly to a competing option.

11.	Bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan.

•

A wrap issuer may terminate a Synthetic GIC at any time. In the event that the market value of the Fund’s covered assets is below their contract value at the time of such termination, Fidelity Management Trust Company (“FMTC”), the Trustee, may elect to keep the wrap contract in place until such time as the market value of the Fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a Synthetic GIC if FMTC’s investment management authority over the Fund is limited or terminated as well as if all of the terms of the Synthetic GICs fail to be met. In the event that the market value of the Fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the Fund.

•

Synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of

Raytheon Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

termination. If a Synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

•

The fund maintains Synthetic GICs issued by insurance companies, banks, and other financial institutions. The issuing institutions’ ability to meet their contractual obligations under the respective contracts may be affected by future economic and regulatory developments in the insurance and banking industries.

•

The issuer may elect to terminate the contract for no reason by giving certain notice to the Trustee. If, at any time, prior to dates agreed to in each contract for the receipt of such notice, the Trustee objects to such election, the Trustee shall be deemed to have made an immunization election and the immunization provisions of the contract apply. The immunization provision results in the wrapped portion of the Plan being managed according to more conservative immunization investment guidelines provided for in the contract and the contract can terminate in segments over a period of time. In the event a wrap issuer sought to terminate its contract or immunize its portion of the portfolio, the fund can seek to replace that contract issuer with another financial institution.

•

Plans investing in wrap contracts and fixed income securities are subject to a number of risks, including credit risk of underlying investments, risk associated with prepayment of collateralized mortgage obligations, risk that third parties will not perform under the wrap contracts, risk associated with interest rate fluctuations, and risk of losses caused by liquidation of contracts or investments to meet withdrawal demands.

The crediting interest rates are adjusted monthly to reflect the experience and anticipated yields to be earned on such investments, based on their book value. The average yield and crediting interest rates were as follows:

	Average Yield	Crediting Interest Rates
December 31, 2009
JP Morgan Chase (ARAYTHEON-2-07)	2.43%	2.37%
State Street Bank and Trust (107046)	2.42%	2.45%
AIG Financial Products Corp (969481)	2.41%	2.44%
RaboBank (RTN040701)	2.43%	2.45%
December 31, 2008
JP Morgan Chase (ARAYTHEON-2-07)	4.57%	3.89%
State Street Bank and Trust (107046)	4.58%	3.90%
AIG Financial Products Corp (969481)	4.57%	3.89%
RaboBank (RTN040701)	4.56%	3.89%

6.	Foreign Currency Forward Contracts

A foreign currency forward contract (“forward currency contract”) is a commitment to purchase or sell a foreign currency at a future settlement date and at a negotiated rate.

Forward currency contracts are utilized to hedge a portion of the currency exposure that results from the Plan’s holdings of fixed income securities denominated in foreign currencies. Forward currency contracts are marked-to-market at the prevailing forward exchange rate of the underlying currencies and the difference between the contract value and market value is included in net appreciation of investments.

Raytheon Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Certain risks may arise upon entering into a forward currency contract from the potential inability of counterparties to meet the terms of their contracts.

As of December 31, 2009, the Plan was not engaged in any material forward currency contracts. The table below summarizes the unrealized appreciation and depreciation of the forward currency contracts as of December 31, 2008.

Currency Sold	Settlement Date	Aggregate Face Value	Market Value	Unrealized Appreciation (Depreciation)
Australian Dollar	1/22/2009	$(1,509,025)	$(1,621,270)	$(112,245)
Australian Dollar	1/15/2009 - 1/29/2009	1,414,295	1,520,364	106,069
Canadian Dollar	1/14/2009	(3,407,160)	(3,352,687)	54,473
Canadian Dollar	1/14/2009	3,314,973	3,352,687	37,714
Euro Currency Unit	1/13/2009	(4,464,106)	(4,692,147)	(228,041)
Euro Currency Unit	1/13/2009	1,820,637	1,821,559	922
British Pound Sterling	1/13/2009	(4,072,420)	(3,902,309)	170,111
British Pound Sterling	1/13/2009	4,020,328	3,902,309	(118,019)
Japanese Yen	1/8/2009	646,000	624,216	(21,784)
U.S. Dollar	1/8/2009 - 1/29/2009	(11,216,233)	(11,216,233)	—
U.S. Dollar	1/13/2009 - 1/22/2009	13,452,711	13,452,711	—

				$(110,800)

7.	Future Contracts

A future contract is a contractual agreement to make or take delivery of a standardized quantity of a specified grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated future exchange.

As described in Note 5, the Synthetic GICs represent individual assets placed in a trust, with ownership by the Plan. As of December 31, 2009 and 2008, the Synthetic GICs contained future contracts. The Plan uses fixed income future contracts to manage exposure to the market. Buying future contracts tends to increase the Plan’s exposure to the underlying instrument. Selling futures tends to decrease the Plan’s exposure to the underlying instrument held, or hedge the fair value of other fund investments.

Upon entering into a future contract, the Plan is required to deposit either in cash or securities an amount equal to a certain percentage of the nominal value of the contract (“initial margin”) with the broker. The Plan does not employ leverage in its use of futures, thus cash balances are maintained at a level at least equal to the contract value of the futures. Pursuant to the future contract, the Plan agrees to receive from, or pay to, the broker an amount of cash equal to the daily fluctuation in the value of the future contract. Such receipts or payments are known as “variation margin” which are settled daily and are included in net appreciation of investments. In addition, the Plan pledges collateral, generally U.S. government bonds, for open fixed income future positions.

Future contracts involve, to varying degrees, credit and market risks. The Plan enters into future contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. The daily settlement on the future contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instrument or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a future contract and the underlying index or security.

Raytheon Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

As of December 31, 2009, 224 contracts of a 90-day Eurodollar Future expiring December 2010 were held by the Plan, with an aggregate face value of $55,143,200, which is indicative of the average balances throughout the year. There were no material outstanding future contracts at December 31, 2008.

8.	Swaps and Swaptions

The Plan may invest in interest rate swap contracts and swaptions. A swaption is an option to enter into a swap contract at an exercise price. As described in Note 5, the Synthetic GICs represent individual assets placed in a trust, with ownership by the Plan. As of December 31, 2009, the Synthetic GICs contained no swap contracts or swaptions, but did contain such investments at December 31, 2008. The Plan uses interest rate swap contracts to manage its exposure to interest rates. Interest rate swap contracts entered into by the Plan typically represent the exchange by the Plan with a counterparty of a commitment to make variable rate and fixed rate payments with respect to a notional amount of principal. Such contracts may have a term of one to ten years, but typically require periodic interim settlement in cash, at which time both the value of the index or security and the specified interest rate are reset for the next settlement period. During the period that the swap contract is open, the contract is marked-to-market as the net amount due to or from the Plan in accordance with the terms of the contract based on the closing level of the relevant index or security and interest accrual through the valuation date. Changes in the value of the swap contract and periodic cash settlements are included in net appreciation of investments. Swaption contracts are marked-to-market as the net amount due to or from the Plan in accordance with the terms of the contract based on the closing level of the relevant market rate of interest.

The Plan may also invest in credit default swaps. Credit default swap contracts entered into by the Plan typically represent the exchange by the Plan with a counterparty of a commitment to provide a level of credit protection for a commitment to receive interest at a fixed rate based on the potential risk of default of the relevant underlying issuer. Providing credit protection to a counterparty tends to increase a Plan’s exposure to the underlying instrument. Receiving credit protection from a counterparty tends to decrease a Plan’s exposure to the underlying instrument held by a Plan, or hedge the fair value of other Plan investments. Such contracts may have a term of one to ten years, but typically require periodic interim settlement in cash. During the period that the credit default swap contract is open, the contract is marked-to-market in accordance with the terms of the contract based on the current interest rate spreads and credit risk of the referenced obligation of the underlying issuer and interest accrual through valuation date. Changes in the value of the credit default swap and periodic cash settlements are included in net appreciation of investments.

Entering into a swap contract involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the statement of net assets available for benefits. Notional principal amounts are used to express the extent of involvement in the transactions, but are not delivered under the contracts. Accordingly, credit risk is limited to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Plan enters into swap contracts with counterparties. The Plan bears the market risk arising from any change in index or security values or interest rates.

Raytheon Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

At December 31, 2009, the Plan had no swap contracts outstanding. At December 31, 2008, the Plan had the following swap contracts outstanding:

Interest Rate Swaps

Counterparty	Fixed Payer	Fixed Rate	Floating Payer	Floating Rate	Settlement Period	Effective Date	Maturity Date	Notional Currency	Notional Amount	Unrealized Gain/(Loss)
Barclays	Plan	1.50%	Counterparty	6-Month JPY LIBOR	Semi-annual	12/17/2008	6/17/2013	JPY	¥2,700,000,000	$(818,103)
Royal Bank of Scotland	Counterparty	4.00%	Plan	3-Month LIBOR	Semi-annual	6/17/2009	6/17/2011	USD	$163,500,000	7,416,851
Barclays	Plan	5.00%	Counterparty	3-Month LIBOR	Semi-annual	12/17/2008	12/17/2038		7,100,000	(3,235,336)
Merrill Lynch	Plan	5.00%	Counterparty	3-Month LIBOR	Semi-annual	12/17/2008	12/17/2023		5,400,000	(1,474,287)
Barclays	Counterparty	4.00%	Plan	3-Month LIBOR	Semi-annual	12/17/2008	12/17/2013		3,300,000	292,545
Royal Bank of Scotland	Plan	5.00%	Counterparty	3-Month LIBOR	Semi-annual	12/17/2008	12/17/2023		13,400,000	(3,658,417)
Royal Bank of Scotland	Plan	5.00%	Counterparty	3-Month LIBOR	Semi-annual	12/17/2008	12/17/2038		20,500,000	(9,341,462)
Barclays	Plan	5.00%	Counterparty	3-Month LIBOR	Semi-annual	12/17/2008	12/17/2023		4,600,000	(1,255,874)
Barclays	Plan	5.00%	Counterparty	3-Month LIBOR	Semi-annual	12/17/2008	12/17/2018		18,900,000	(4,089,615)

Subtotal										$(16,163,698)

Swaptions
Goldman Sachs	Counterparty	5.10%	Plan	3-Month LIBOR	Semi-annual	3/18/2009	3/18/2014	USD	$8,800,000	$(223)

Subtotal										$(223)

Total										$(16,163,921)

Credit Default Swaps

Counterparty	Fund Receives/ Provides Credit Protection	In Exchange for Premium Payments of (per annum)	Issuer	Premium Payment Frequency	Effective Date	Maturity Date	Notional Currency	Notional Amount	Unrealized Gain/(Loss)
Bank of America	Receive	0.35%	GLAXOSMITHKLINE CAP	Quarterly	5/8/2008	6/20/2013	EUR	€5,000,000	$175,165
Deutsche Bank	Receive	0.64%	KONINKLIJKE DSM NV SNR	Quarterly	9/12/2008	12/20/2013		500,000	23,579
J.P. Morgan	Receive	0.90%	COMMERZBANK AG SNR	Quarterly	9/12/2008	12/20/2013		1,500,000	(3,100)
J.P. Morgan	Receive	0.89%	DEUTSCHE BANK AG SNR	Quarterly	9/12/2008	12/20/2013		1,500,000	37,156
BNP Paribas	Receive	0.90%	COMMERZBANK AG SNR	Quarterly	9/12/2008	12/20/2013		1,100,000	(2,274)
J.P. Morgan	Receive	0.64%	KONINKLIJKE DSM SNR	Quarterly	9/12/2008	12/20/2013		1,500,000	70,737
UBS	Receive	0.71%	TELENOR ASA SNR	Quarterly	9/12/2008	12/20/2013		1,500,000	87,532
BNP Paribas	Receive	0.92%	MONTE SNR BP	Quarterly	9/12/2008	12/20/2013		1,100,000	2,764
BNP Paribas	Receive	0.89%	DEUTSCHE BANK AG SNR	Quarterly	9/12/2008	12/20/2013		1,100,000	27,248
J.P. Morgan	Receive	0.76%	SOLVAY SA SNR	Quarterly	9/12/2008	12/20/2013		1,500,000	70,112
Deutsche Bank	Receive	0.76%	SOLVAY SA SNR	Quarterly	9/12/2008	12/20/2013		500,000	23,371
Goldman Sachs	Receive	1.14%	VOLVO TREASURY AB	Quarterly	9/12/2008	12/20/2013		1,100,000	260,932
Barclays	Receive	1.14%	VOLVO TREASURY AB	Quarterly	9/12/2008	12/20/2013		500,000	118,605
Barclays	Receive	0.57%	PHG SNR	Quarterly	9/12/2008	12/20/2013		200,000	12,206
J.P. Morgan	Receive	0.59%	PHG SNR	Quarterly	9/12/2008	12/20/2013		1,500,000	89,752
Barclays	Receive	0.95%	MONTE SNR	Quarterly	9/12/2008	12/20/2013		500,000	334
J.P. Morgan	Receive	1.62%	INTL LEASE FINANCE	Quarterly	4/5/2008	6/20/2012	USD	$5,000,000	991,059
Bank of America	Receive	0.59%	CVS CAREMARK	Quarterly	4/8/2008	9/20/2016		4,500,000	152,562
Bank of America	Receive	0.99%	MARSH AND MCLENNAN	Quarterly	4/10/2008	9/20/2015		5,000,000	(61,383)
Bank of America	Receive	1.18%	SPECTRA ENERGY CAPITAL	Quarterly	4/11/2008	6/20/2018		5,000,000	258,841
Bank of America	Receive	1.38%	INTUIT INC	Quarterly	4/11/2008	3/20/2017		5,000,000	522,477
Citibank	Receive	0.82%	NABORS INDUSTRIES	Quarterly	4/15/2008	3/20/2018		5,000,000	1,130,184
Citibank	Receive	1.26%	EXELON GENERATION	Quarterly	4/15/2008	6/20/2015		5,000,000	844,548
Barclays	Receive	1.14%	AUTOZONE	Quarterly	4/16/2008	12/20/2015		4,000,000	67,109
Royal Bank of Scotland	Receive	0.85%	AUTOZONE	Quarterly	4/19/2008	6/20/2013		700,000	18,372
J.P. Morgan	Receive	1.10%	GOLDMAN SACHS INC	Quarterly	4/8/2008	6/20/2016		4,000,000	368,953
J.P. Morgan	Receive	1.15%	VIACOM	Quarterly	4/8/2008	6/20/2016		4,000,000	549,433
Credit Suisse	Receive	1.15%	GOLDMAN SACHS INC	Quarterly	6/13/2008	6/20/2018		4,400,000	439,122
Bank of America	Receive	1.74%	MORGAN STANLEY	Quarterly	6/13/2008	6/20/2015		9,500,000	957,476
Credit Suisse	Receive	1.15%	GOLDMAN SACHS INC	Quarterly	6/13/2008	9/20/2017		5,400,000	518,562
Citibank	Receive	1.85%	MERRILL LYNCH	Quarterly	6/13/2008	6/20/2018		7,700,000	(295,477)
J.P. Morgan	Receive	0.79%	MCKESSON	Quarterly	4/11/2008	3/20/2017		5,000,000	(40,720)
Bank of America	Receive	1.16%	COMPUTER SCIENCES CO	Quarterly	4/11/2008	3/20/2018		5,000,000	(64,915)
J.P. Morgan	Receive	0.74%	AT&T INC	Quarterly	5/9/2008	6/20/2018		5,000,000	256,894
BNP Paribas	Receive	0.79%	DEUTSCHE BANK AG	Quarterly	8/2/2008	9/20/2013		300,000	6,612
Barclays	Receive	0.79%	DEUTSCHE BANK AG	Quarterly	8/5/2008	9/20/2013		1,800,000	39,670
Barclays	Receive	0.77%	DEUTSCHE BANK	Quarterly	8/6/2008	9/20/2013		1,100,000	25,208
Royal Bank of Scotland	Receive	0.89%	DOW CHEMICAL CO SNR	Quarterly	9/12/2008	9/20/2013		1,100,000	124,903
Deutsche Bank	Receive	0.90%	DOW CHEMICAL COMPANY	Quarterly	9/12/2008	9/20/2013		1,100,000	124,680
Citibank	Receive	0.69%	COMMERZBANK AG	Quarterly	8/8/2008	9/20/2013		5,500,000	42,344

Subtotal									$7,970,633

Total									$7,970,633

9.	Securities on a Delayed Delivery

The Plan may purchase securities on a delayed delivery (“TBA securities”) when issued, or forward commitment basis. Payment and delivery may take place one month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The underlying securities are valued at current market value with daily fluctuations in the market value included in net appreciation of investments. Losses may arise due to changes in the market value of the underlying securities or if the counterparty does not perform under the contract, or if the issuer does not issue the securities due to political, economic, or other factors.

Raytheon Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

10.	Repurchase Agreements

The Plan may lend extra cash through the use of repurchase agreements whereby the Plan agrees to purchase and automatically agrees to sell certain securities at a mutually agreed-upon date and price. At the same time, the counterparty to this agreement agrees to pledge some of its securities. The repurchase agreements are fully collateralized by U.S. Treasuries. The Plan values the underlying collateral securities daily on a mark-to-market basis to determine that the value, including accrued interest, is at least equal to the repurchase price. If the seller defaults as a result of its bankruptcy or otherwise, and the value of the collateral declines, realization of the collateral by the Plan may be delayed or limited. At December 31, 2009, the Plan had $198,362,126 of repurchase agreements.

11.	Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of Plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts then in his or her account.

12.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated July 8, 2003 that the design of the Plan meets the requirements for qualification under Code section 401(a), on which the tax exemption of the Trust under Code section 501(a) is based. The Plan has been amended since receiving the determination letter. The Plan administrator and the Company’s benefits counsel believe that the current design and operation of the Plan are consistent with continued qualification of the Plan and exemption of the Trust.

13.	Related Party Transactions

The trustee of the Plan is FMTC (the “Trustee”). Certain Plan investments are shares of registered investment companies managed by affiliates of the Trustee and therefore, these transactions in addition to participant loans qualify as party-in-interest transactions. The Plan also pays fees to the Trustee. These transactions qualify as party-in-interest transactions as well. In addition, The Bank of New York Mellon, successor by operation of law to Mellon Trust of New England, N.A. (the “Custodian”) serves as custodian for certain assets of the Plan. Certain Plan investments are issued by the Custodian and therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan pays certain fees to the custodian.

In accordance with the provisions of the Plan, the Trustee acts as the Plan’s agent for purchases and sales of shares of Raytheon Company stock. Purchases amounted to $164,030,054 and sales amounted to $257,010,834 for the year ended December 31, 2009. Dividend income from shares of Raytheon Company stock amounted to $33,482,714 for the year ended December 31, 2009.

14.	Risks and Uncertainties

The Plan provides for various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Certain of the Plan’s investment options may invest in countries with limited or developing capital markets which may involve greater risks and higher volatility than investments in more developed markets. Due to the level of risk associated with certain investment options of the Plan, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the Plan’s financial statements.

Raytheon Savings and Investment Plan

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
* Fidelity	Fidelity Balanced Fund	29,557,672	$483,563,518
* Fidelity	Fidelity Equity Income Fund	14,964,343	574,989,627
* Fidelity	Fidelity Freedom 2000 Fund	384,122	4,206,136
* Fidelity	Fidelity Freedom 2005 Fund	250,579	2,884,167
* Fidelity	Fidelity Freedom 2010 Fund	2,621,189	30,432,009
* Fidelity	Fidelity Freedom 2015 Fund	5,312,344	61,888,808
* Fidelity	Fidelity Freedom 2020 Fund	6,610,822	78,999,326
* Fidelity	Fidelity Freedom 2025 Fund	4,763,098	57,442,960
* Fidelity	Fidelity Freedom 2030 Fund	3,281,984	40,040,199
* Fidelity	Fidelity Freedom 2035 Fund	2,373,451	29,169,714
* Fidelity	Fidelity Freedom 2040 Fund	3,937,433	48,627,302
* Fidelity	Fidelity Freedom Income Fund	438,322	4,764,560
* Fidelity	Fidelity Institutional Money Market Fund	1,080,127,412	1,080,127,412
* Fidelity	Fidelity Short Term Investment Fund	103,833,873	103,833,873
1ST EAGLE OVERSEAS I	1ST EAGLE OVERSEAS I FUND	9,729,724	191,870,162
3M CO MTN BOOK ENTRY TR 00006	4.500% 11/01/2011 DD 10/30/08	4,900,000	5,187,287
90DAY EURODOLLAR FUTURE (CME)	Futures Contract 12/10/10	224	263,731
ACE INA HLDG INC GTD SR NT	5.875% 06/15/2014 DD 06/09/04	400,000	433,836
ACE LTD	COMMON STOCK	73,267	3,692,657
AECOM TECHNOLOGY CORP	COMMON STOCK	40,137	1,103,768
AEGON NV	AEGON NV GLBL 4.75% 6/01/13	855,000	859,673
AERCAP HOLDINGS NV	COMMON STOCK	104,369	945,583
AFRICAN DEVELOPMENT BANK	1.750% 10/01/2012 DD 10/01/09	2,255,000	2,240,343
AGCO CORP	COMMON STOCK	70,075	2,266,226
AIR PRODS & CHEMICALS INC NT	4.150% 02/01/2013 DD 02/06/08	150,000	155,606
ALABAMA POWER CO	ALABAMA POWER 4.85% 12/15/12	925,000	990,754
ALCOA INC NT	5.550% 02/01/2017 DD 01/25/07	210,000	208,805
ALLEGHENY ENERGY SUP CO 144A	STEP 04/15/2012 DD 04/08/02	1,200,000	1,312,884
ALLSTATE LIFE GLOBAL FDG SECD	5.375% 04/30/2013 DD 04/30/08	525,000	560,422
ALLSTATE LIFE GLOBAL FDG SECD	5.375% 04/30/2013 DD 04/30/08	1,435,000	1,531,819
ALLTEL CORP SR NT	7.000% 07/01/2012 DD 06/19/02	1,125,000	1,240,988
ALPHA NAT RES INC	COMMON STOCK	123,806	5,370,704
ALTRIA GROUP INC NT	8.500% 11/10/2013 DD 11/10/08	925,000	1,068,958
AM CENT SM CAP VAL I	AM CENT SM CAP VAL I FUND	14,906,399	109,412,970
AMB PROPERTY LP MED TERM NTS	AMB PROPERTY LP 5.9% 8/15/13	390,000	398,262
AMERICA MOVIL SPON ADR SER L	COMMON STOCK	93,000	4,369,140
AMERICAN ELEC PWR INC SR NT	5.375% 03/15/2010 DD 03/14/03	200,000	201,816
AMERICAN EXPRESS	AMERICN EX FDIC 3.15% 12/09/11	600,000	620,081
AMERICAN EXPRESS CENTURION BK	VAR RT 07/13/2010 DD 07/13/07	3,100,000	3,094,017
AMERICAN EXPRESS CR CORP MTN	5.875% 05/02/2013 DD 06/02/08	525,000	563,409
AMERICAN EXPRESS TRAVEL 144A	5.250% 11/21/2011 DD 11/21/06	1,500,000	1,573,020
AMERICAN INTL GP INC MTN00029	5.375% 10/18/2011 DD 10/18/06	1,000,000	993,120
AMERICAN INTL GROUP INC MEDIUM	5.850% 01/16/2018 DD 12/12/07	500,000	410,265
AMERICAN INTL GROUP INC MTN	VAR RT 03/20/2012 DD 03/20/07	2,000,000	1,734,700
AMERICAN INTL GRP INC	4.250% 05/15/2013 DD 11/15/03	300,000	277,113
AMERICAN INTL GRP INC	4.250% 05/15/2013 DD 11/15/03	200,000	184,742
AMERICAN INTL GRP MTN #TR00027	5.600% 10/18/2016 DD 10/18/06	1,000,000	827,540
AMERICAN INTL GRP MTN #TR00028	VAR RT 10/18/2011 DD 10/18/06	1,300,000	1,175,356
AMERICAN WTR CAP CORP SR NT	6.085% 10/15/2017 DD 04/15/08	150,000	156,735
AMERICREDIT AUTO 06-BG CL A4	5.210% 09/06/2013 DD 09/26/06	749,508	769,707
AMERICREDIT AUTO 08-A-F CL A-3	5.680% 12/12/2012 DD 05/29/08	100,000	102,952
AMERICREDIT AUTO 08-A-F CL A-4	7.050% 10/14/2014 DD 05/29/08	175,000	184,065
AMERISOURCEBERGEN CORP	COMMON STOCK	98,861	2,577,306
ANADARKO FIN CO SR NT	6.750% 05/01/2011 DD 04/26/01	1,480,000	1,563,960
ANADARKO PETROLEUM CORP	5.750% 06/15/2014 DD 06/12/09	90,000	97,529
ANADARKO PETROLEUM CORP	ANADARKO PETROLEUM CORP	47,100	2,939,982
ANZ NATIONAL (INTL) LTD	2.375% 12/21/2012 DD 12/22/09	1,000,000	992,720
ANZ NATL INTL LTD MTN 144A	6.200% 07/19/2013 DD 07/16/08	1,500,000	1,614,810
APOLLO INVT CORP	COMMON STOCK	81,304	774,827
ARCELORMITTAL SA LUXEMBOURG NT	5.375% 06/01/2013 DD 05/27/08	1,200,000	1,266,300
ASTRAZENECA PLC NT	5.400% 06/01/2014 DD 05/24/04	220,000	241,210
ASTRAZENENCA PLC NT	5.400% 09/15/2012 DD 09/12/07	75,000	81,926
AT & T INC GLOBAL NT	4.950% 01/15/2013 DD 12/06/07	1,490,000	1,589,651
AT & T INC GLOBAL NT	4.950% 01/15/2013 DD 12/06/07	35,000	37,341
AT&T BROADBAND	AT&T BROADBAND 8.375% 3/15/13	1,048,000	1,208,026
AT&T BROADBAND CORP NT	8.375% 03/15/2013 DD 11/18/02	146,000	168,294
AT&T GLOBAL NT	AT&T WIRE GLBL 8.125 5/1/12 DT	485,000	548,018
AT&T WIRELESS SVCS INC	AT&T WIRELESS 7.875% 3/01/11	485,000	521,082
AT&T WIRELESS SVCS INC SR NT	7.875% 03/01/2011 DD 09/01/01	640,000	687,616
AT&T WIRELESS SVCS INC SR NT	7.875% 03/01/2011 DD 09/01/01	5,100,000	5,479,440
ATOMS ENERGY CORP SR NT	5.125% 01/15/2013 DD 01/16/03	290,000	305,242
AUILA INC DEL NEW SR NT	11.875% 07/01/2012 DD 01/01/03	245,000	283,700
AVON PRODUCTS INC	COMMON STOCK	72,767	2,292,161
BAAT 2009-1A A3	2.670% 07/15/2013 DD 07/14/09	2,020,000	2,053,633
BAAT 2009-2A A3	2.130% 09/16/2013 DD 09/11/09	2,220,000	2,241,245
BAAT 2009-3A A3	1.670% 12/15/2013 DD 11/10/09	695,000	693,415
BAE SYS HLDGS INC GTD NT 144A	6.400% 12/15/2011 DD 12/13/01	1,000,000	1,062,050
BANCO SANTANDER SA ADR	COMMON STOCK	49,004	805,626
BANK AMER CORP MEDIUM TERM NTS	3.125% 06/15/2012 DD 12/04/08	2,935,000	3,041,247
BANK AMER CORP MTN SER L	2.100% 04/30/2012 DD 01/30/09	3,990,000	4,026,828
BANK AMER CORP SR GLOBAL NT	5.125% 11/15/2014 DD 11/07/02	250,000	259,198
BANK AMER CORP SR NT	4.875% 09/15/2012 DD 09/25/02	670,000	702,053
BANK AMER CORP SR NT	4.875% 01/15/2013 DD 01/23/03	2,000,000	2,079,920
BANK AMER FDG CORP MED TERM	4.900% 05/01/2013 DD 05/02/08	800,000	829,368
BANK AMER FDG CORP MED TERM	4.900% 05/01/2013 DD 05/02/08	1,500,000	1,555,065
BANK NEW YORK INC MEDIUM TERM	5.125% 08/27/2013 DD 08/27/08	510,000	550,560
BANK OF AMERICA CORP SR NT	5.625% 10/14/2016 DD 10/26/06	250,000	253,488
BANK OF AMERICA CORPORATION	BANKAMER GLBL 7.4% 1/15/11 DT	3,630,000	3,842,438
BANK OF AMERICA CORPORATION	BANK AMER GMTN 7.375 5/15/14	1,243,000	1,410,450

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
BANK OF NEW YORK MTN	BANK NY MELLO GLB 4.95 11/12	406,000	437,253
BANK OF NEW YORK MTN	BONY MTN 4.3% 5/15/14	615,000	647,265
BANK OF THE WEST SAN FRANCISCO	2.150% 03/27/2012 DD 03/27/09	2,000,000	2,025,980
BARCLAYS BANK PLC	5.450% 09/12/2012 DD 09/12/07	250,000	270,358
BARCLAYS BANK PLC	5.200% 07/10/2014 DD 07/10/09	215,000	227,902
BARCLAYS BANK PLC	2.500% 01/23/2013 DD 11/23/09	2,515,000	2,512,108
BARCLAYS BANK PLC	5.450% 09/12/2012 DD 09/12/07	2,200,000	2,379,146
BARCLAYS BANK PLC	BARCLAYS MTN 2.5% 1/23/13	1,610,000	1,608,147
BARCLAYS BK PLC SUB NT 144A	6.050% 12/04/2017 DD 12/04/07	250,000	254,425
BARCLAYS CP REPO	REPURCHASE AGREEMENT 01/04/2010 DD 12/31/09	130,000,000	130,000,000
BLACKROCK EAFE INDEX FUND E	BLACKROCK EAFE INDEX FUND E	1,962,242	30,100,787
BAXTER INTL INC	COMMON STOCK	38,945	2,285,293
BAXTER INTL INC SR NT	4.625% 03/15/2015 DD 09/15/03	100,000	106,012
BAXTER INTL INC SR NT	4.000% 03/01/2014 DD 02/26/09	115,000	118,593
BB&T CORPORATION	3.375% 09/25/2013 DD 09/25/09	780,000	786,146
BEAR STEARNS COS INC GLOBAL NT	VAR RT 01/31/2011 DD 01/31/06	10,265,000	10,280,808
BEAR STEARNS COS INC SR GLOBAL	7.250% 02/01/2018 DD 02/01/08	140,000	160,699
BEAR STEARNS COS INC SR NT	5.350% 02/01/2012 DD 01/25/07	300,000	318,771
BEAR STREARNS COS INC MTN BE	BEAR STEARNS 6.95% 8/10/12	995,000	1,111,690
BELLSOUTH CORP NT	5.200% 09/15/2014 DD 09/13/04	290,000	310,587
BERKSHIRE HATHAWAY FIN CORP	4.600% 05/15/2013 DD 11/15/08	350,000	369,635
BERKSHIRE HATHAWAY FIN CORP	5.000% 08/15/2013 DD 08/06/08	165,000	177,425
BLACKROCK US DEBT INDEX FUND CL F	BLACKROCK US DEBT INDEX FUND CL F	4,785,169	51,153,457
BHP FIN USA LTD GTD DEB	7.250% 03/01/2016 DD 03/01/96	162,000	184,630
BLACK & DECKER CORP	COMMON STOCK	47,184	3,058,939
BNP PARIBAS	BNP PARIBAS 2.125% 12/21/12	1,050,000	1,044,580
BNP PARIBAS CAT 1 REPO	REPURCHASE AGREEMENT 0.005% 01/04/2010 DD 12/31/09	6,849,000	6,849,000
BOA CAT 1 REPO REPO	REPURCHASE AGREEMENT 0.010% 01/04/2010 DD 12/31/09	24,028,325	24,028,325
BP CAP MKTS P L C GTD NT	3.125% 03/10/2012 DD 03/10/09	200,000	206,010
BP CAP MKTS PLC GTD NT	5.250% 11/07/2013 DD 11/07/08	200,000	217,846
BP CAP MKTS PLC GTD NT	BP CAPITAL MARKETS 3.125% 3/12	1,300,000	1,339,062
BP CAP MKTS PLC GTD NT	BP CAP MARKETS 1.55% 8/11/11	354,000	356,563
BP CAPITAL MARKETS PLC	1.550% 08/11/2011 DD 08/11/09	1,500,000	1,510,860
BRANCH BKG & TR CO MTN TR00028	4.875% 01/15/2013 DD 12/23/02	150,000	157,646
BRISTOL-MYERS SQUIBB CO	COMMON STOCK	103,347	2,609,512
BRITISH TELECOMMUNICATIONS NT	VAR RT 12/15/2010 DD 12/12/00	90,000	96,419
BRITISH TELECOMMUNICATIONS PLC	5.150% 01/15/2013 DD 12/12/07	1,000,000	1,042,790
BRITISH TELECOMMUNICATIONS PLC	5.150% 01/15/2013 DD 12/12/07	1,500,000	1,564,185
BRITISH TELECOMMUNICATIONS PLC	BRITISH G STEP 12/10 DT	1,175,000	1,258,801
BUNGE LTD FIN CORP GTD SR NT	5.875% 05/15/2013 DD 05/19/03	250,000	260,230
BURLINGTON NORTHN SANTA FE NT	6.750% 07/15/2011 DD 05/15/01	205,000	220,769
BZW CAT 1 REPO REPO	REPURCHASE AGREEMENT 01/04/2010 DD 12/31/09	6,849,000	6,849,000
CAPITAL AUTO REC 07 3 CL A-3A	5.020% 09/15/2011 DD 09/27/07	241,070	244,505
CAPITAL ONE AUTO 07-B CL A3A	5.030% 04/15/2012 DD 05/10/07	113,662	114,823
CAPITAL ONE BK MTN SR #TR00176	5.750% 09/15/2010 DD 09/08/03	65,000	67,017
CAPITAL ONE FINL CORP NT	4.800% 02/21/2012 DD 02/18/05	930,000	959,332
CAPITAL ONE FINL CORP SR NT	6.250% 11/15/2013 DD 11/06/03	325,000	351,871
CAPITAL ONE FINL CORP SR NT	6.750% 09/15/2017 DD 09/04/07	100,000	107,607
CAPITAL ONE FINL CORP SR NT	5.700% 09/15/2011 DD 09/12/06	750,000	787,778
CARMX 2009-2 A3 1.74% 4/14	CARMX 2009-2 A3 1.74% 4/14	370,000	368,583
CAROLINA PWR & LT CO 1ST MTG	5.125% 09/15/2013 DD 09/11/03	160,000	171,253
CATERPILLAR FINL SVCS CORP MTN	5.500% 03/15/2016 DD 03/10/06	75,000	79,217
CATERPILLAR FINL SVCS CORP MTN	4.900% 08/15/2013 DD 08/12/08	370,000	393,044
CATERPILLAR FINL SVCS CORP MTN	6.200% 09/30/2013 DD 09/26/08	365,000	406,734
CCCIT 06-A4 A4 5.45% 5/13	CCCIT 06-A4 A4 5.45% 5/13	700,000	736,754
CCCIT 2009-A5 A5 2.25% 12/14	CCCIT 2009-A5 A5 2.25% 12/14	970,000	958,971
CDP FINANCIAL	3.000% 11/25/2014 DD 11/25/09	2,160,000	2,107,750
CELANESE CORP SER A	COMMON STOCK	98,369	3,157,645
CELLCO PART VERI WIRELSS	VAR RT 05/20/2011 DD 08/20/09	800,000	827,152
CENTERPOINT ENERGY HOUSTON	5.750% 01/15/2014 DD 09/09/03	250,000	269,068
CENTERPOINT ENERGY RES CORP	6.125% 11/01/2017 DD 10/23/07	50,000	51,662
CFAIT 2009-1 A3	2.590% 10/15/2013 DD 10/09/09	780,000	783,065
CFAST 2009-A A3	2.820% 01/15/2016 DD 07/14/09	610,000	619,174
CISCO SYSTEMS INC	5.500% 02/22/2016 DD 02/22/06	80,000	87,832
CITIBANK	CITIBANK FDIC MTN 1.875 6/4/12	1,350,000	1,357,737
CITIBANK	CITIBANK NA FDIC 1.5% 7/12/11	1,970,000	1,983,089
CITIBANK NA	1.750% 12/28/2012 DD 10/27/09	3,905,000	3,870,636
CITIGROUP 7.5% PC 12/15/12	CONVERTIBLE BOND	2,974	310,307
CITIGROUP FDG INC MEDIUM TERM	VAR RT 05/07/2010 DD 05/07/08	2,500,000	2,505,700
CITIGROUP FUNDING INC	VAR RT 03/30/2012 DD 03/30/09	3,905,000	3,935,850
CITIGROUP FUNDING INC	2.000% 03/30/2012 DD 03/30/09	700,000	705,691
CITIGROUP INC	6.375% 08/12/2014 DD 08/12/09	35,000	36,642
CITIGROUP INC	1.875% 05/07/2012 DD 05/07/09	2,550,000	2,563,566
CITIGROUP INC	CITIGROUP 5.125% 2/14/11	250,000	257,946
CITIGROUP INC	CITIGROUP INC 3ML+9 5/18/11	500,000	491,457
CITIGROUP INC	CITIGROUP FDIC 2.875% 12/09/11	907,000	934,209
CITIGROUP INC	CITI FDG FDIC 1.875% 10/22/12	2,430,000	2,420,819
CITIGROUP INC	CITIGR FDG FDIC 1.875 11/15/12	1,600,000	1,595,875
CITIGROUP INC FDIC GTD TGLP GT	2.125% 04/30/2012 DD 01/30/09	5,370,000	5,427,513
CITIGROUP INC GLOBAL SR NT	5.125% 05/05/2014 DD 05/05/04	335,000	333,429
CITIGROUP INC GLOBAL SR NT	4.700% 05/29/2015 DD 05/31/05	100,000	97,027
CITIGROUP INC GLOBAL SR NT	5.250% 02/27/2012 DD 02/27/07	800,000	826,576
CITIGROUP INC GLOBAL SR NT	5.500% 04/11/2013 DD 04/11/08	2,205,000	2,286,056
CITIGROUP INC GLOBAL SR NT	VAR RT 05/18/2011 DD 05/18/06	1,900,000	1,867,529
CITIGROUP INC GLOBAL SUB NT	5.625% 08/27/2012 DD 08/26/02	200,000	205,714
CITIGROUP INC NT	5.100% 09/29/2011 DD 09/29/06	894,000	924,244
CITIGROUP INC SR NT	5.500% 08/27/2012 DD 08/27/07	1,575,000	1,646,300
CITIGROUP INC SR NT	6.000% 02/21/2012 DD 02/21/02	1,500,000	1,583,550
CITIGROUP INC SR NT	VAR RT 11/05/2014 DD 11/05/04	1,000,000	902,160
CITIGROUP INC SUB NT	5.000% 09/15/2014 DD 09/16/04	188,000	181,236
CLEVELAND ELEC ILLUM CO SER D	7.880% 11/01/2017 DD 10/24/97	80,000	94,225
CLOUD PEAK ENERGY INC	COMMON STOCK	21,667	315,472
CME GROUP INC NT	5.400% 08/01/2013 DD 08/12/08	930,000	1,003,665

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
CME GROUP INC NT	5.750% 02/15/2014 DD 02/09/09	75,000	82,033
CNH 2009-C A3	1.850% 12/16/2013 DD 11/10/09	473,000	471,155
CNH EQUIP TR 08-B CL A-3A	4.780% 07/16/2012 DD 05/22/08	425,242	432,267
COCA COLA CO NT	3.625% 03/15/2014 DD 03/06/09	285,000	293,775
COCA COLA ENTERPRISES INC NT	8.500% 02/01/2012 DD 02/11/92	265,000	298,329
COL/ACORN SELECT Z	COL/ACORN SELECT Z FUND	5,518,523	129,023,075
COMCAST CORP NEW GTD NT	5.900% 03/15/2016 DD 03/02/06	100,000	107,692
COMCAST CORP NEW NT	5.500% 03/15/2011 DD 03/14/03	600,000	627,882
COMCAST CORP NEW NT	5.300% 01/15/2014 DD 05/15/03	100,000	106,729
COMMONWEALTH EDISON CO	COMWLTH EDISON 5.4% 12/15/11	552,000	589,778
COMMSCOPE INC	COMMON STOCK	58,002	1,538,793
CONCOPHILLIPS GTD NT	4.750% 02/01/2014 DD 02/03/09	200,000	214,738
CONOCO FDG CO NT	6.350% 10/15/2011 DD 10/11/01	130,000	141,435
CONOCOPHILLIPS	COMMON STOCK	62,220	3,177,575
CONOCOPHILLIPS CDA FDG CO I NT	5.625% 10/15/2016 DD 10/13/06	275,000	298,320
CONOCOPHILLIPS CDA FDG CO II	5.300% 04/15/2012 DD 10/13/06	160,000	171,494
CONSOL ENERGY INC	COMMON STOCK	90,836	4,523,633
CONSTELLATION ENERGY CORP	CONSTELATION EC 7% 4/01/12	1,300,000	1,410,542
COPA HOLDINGS SA CL A	COMMON STOCK	38,048	2,072,475
COUNTRYWIDE HOME MTN #TR00313	4.000% 03/22/2011 DD 03/22/04	500,000	510,645
COVIDIEN INT	COVIDIEN INT GLB 5.45% 10/12	325,000	351,673
CREDIT SUISSE FB	4.875% 01/15/2015 DD 12/15/04	200,000	209,424
CREDIT SUISSE FB SR NT	5.125% 01/15/2014 DD 01/09/04	200,000	213,512
CREDIT SUISSE FB USA INC NT	6.500% 01/15/2012 DD 01/11/02	650,000	707,324
CREDIT SUISSE FB USA INC SR NT	6.125% 11/15/2011 DD 11/06/01	750,000	808,785
CREDIT SUISSE FB USA INC SR NT	5.125% 08/15/2015 DD 08/17/05	125,000	132,903
CREDIT SUISSE FIRST BOSTON N Y	5.000% 05/15/2013 DD 05/06/08	300,000	319,929
CREDIT SUISSE FIRST BOSTON N Y	5.000% 05/15/2013 DD 05/06/08	2,500,000	2,666,075
CREDIT SUISSE MT	CREDIT SUISSE NY 5% 5/15/13	356,000	379,651
CRH AMER INC NT	5.625% 09/30/2011 DD 09/14/06	430,000	452,016
CS FOB CAT 1 REPO REPO	REPURCHASE AGREEMENT 01/04/2010 DD 12/31/09	6,849,000	6,849,000
CSX CORP MTN #TR 00029	9.780% 02/14/2011 DD 02/12/91	500,000	530,835
DAIMLER CHRYSLER NT	7.750% 01/18/2011 DD 01/18/01	800,000	850,544
DAIMLERCHRYSLER AUTO 08-A A-4	4.480% 08/08/2014 DD 02/21/08	460,000	473,598
DAIMLERCHRYSLER N A HLDG SR NT	6.500% 11/15/2013 DD 11/06/03	1,500,000	1,644,360
DAIMLERCHRYSLER NA HLDG CORP	7.300% 01/15/2012 DD 01/16/02	730,000	793,612
DAIMLERCHRYSLER NA HLDG CORP	7.300% 01/15/2012 DD 01/16/02	500,000	543,570
DEAN FOODS CO	COMMON STOCK	63,239	1,140,832
DELL INC	3.375% 06/15/2012 DD 06/15/09	5,000,000	5,170,600
DELL INC NT	5.650% 04/15/2018 DD 10/15/08	40,000	41,906
DEUTCHE TELEKOM INTL FIN BV	DEUTSCHE TEL GLB5.25 7/22/13DT	390,000	413,989
DEUTSCHE TELEKOM INT FIN	4.875% 07/08/2014 DD 06/22/09	350,000	367,028
DEVON ENERGY CORP	COMMON STOCK	50,177	3,688,010
DEVON FING CORP U L C	DEVON FING CORP 6.875% 9/30/11	1,200,000	1,303,578
DEVON FING CORP ULC NT	6.875% 09/30/2011 DD 10/03/01	225,000	244,422
DIAGEO CAP PLC GTD NT	7.375% 01/15/2014 DD 10/21/08	175,000	202,442
DIAGEO CAPITAL PLC	DIAGEO CPTL GLB 5.2 1/30/13	555,000	594,157
DISCOVER CARD EXE 08-4 CL A	5.650% 12/15/2015 DD 06/18/08	150,000	163,073
DODGE & COC INTL STK	DODGE & COC INTL STK FUND	4,730,210	150,657,504
DOLE FOOD CO INC	COMMON STOCK	42,230	524,074
DOLLAR GENERAL CORP	COMMON STOCK	13,513	303,097
DOMINION RESOURCES INC VA NEW	DOMINION RESRCE 6.25% 6/30/12	1,107,000	1,195,646
DOMINION RESOURCES INC VA NEW	DOMINION RES INC 4.75 12/15/10	580,000	597,019
DOW CHEM CO NT	6.125% 02/01/2011 DD 02/08/01	150,000	156,371
DOW CHEM CO NT	6.000% 10/01/2012 DD 08/29/02	210,000	225,899
DU PONT E I DE NEMOURS & CO	4.125% 03/06/2013 DD 03/06/03	100,000	104,237
DU PONT E I DE NEMOURS & CO NT	4.875% 04/30/2014 DD 04/30/04	190,000	202,648
DUKE CAP CORP	DUKE CAP CORP 6.25% 2/15/13	2,600,000	2,795,549
DUKE CAP CORP ST NT	5.500% 03/01/2014 DD 02/20/04	380,000	399,513
DUKE ENERGY CAROLINAS LLC	5.750% 11/15/2013 DD 11/17/08	395,000	432,126
EATON CORP	COMMON STOCK	43,159	2,745,776
EL PASO CORP	COMMON STOCK	88,318	868,166
ELECTRONIC DATA SYS CORP NEW	STEP 08/01/2013 DD 06/30/03	230,000	254,247
ELI LILLY & CO	3.550% 03/06/2012 DD 03/06/09	125,000	130,086
ENCANA HLDGS FI	ENCANA HLDGS 5.8 5/1/14	430,000	469,430
ENEL (ENTE NAZ ENERG ELET) SPA	COMMON STOCK	149,498	866,282
ENTERGY CORP	COMMON STOCK	8,800	720,192
ENTERPRISE PRODUCTS OPER	4.600% 08/01/2012 DD 06/10/09	0	—
EOG RES INC SR NT	6.125% 10/01/2013 DD 09/30/08	500,000	552,145
EQUITABLE RES INC NT	5.150% 11/15/2012 DD 11/15/02	1,250,000	1,307,838
EUROPEAN INVESTMENT BANK	1.750% 09/14/2012 DD 09/10/09	2,000,000	1,997,468
EUROPEAN INVESTMENT BANK	VAR RT 03/05/2012 DD 03/05/09	2,500,000	2,519,175
EUROPEAN INVT BK 3 YR GLOBAL	2.625% 11/15/2011 DD 10/14/08	7,140,000	7,319,709
EUROPEAN INVT BK NT	5.250% 06/15/2011 DD 05/23/06	2,000,000	2,117,580
EVERGREEN INTL BOND I	EVERGREEN INTL BOND I FUND	8,524,910	96,160,982
EXPORT DEV CDA USD BD	3.500% 05/16/2013 DD 04/30/08	1,000,000	1,037,100
FED REALTY TR	FED REALTY TR 6% 7/15/12	595,000	620,850
FED REALTY TR	FED REALTY TR 5.4% 12/01/13	220,000	223,031
FED UST CASH RSV IS	FED UST CASH RSV IS FUND	4,173,276	4,173,276
FEDERAL FARM CR BK CONS BD	VAR RT 08/03/2011 DD 08/03/09	4,000,000	4,005,440
FEDERAL FARM CR BK CONS SYSTEM	1.875% 12/07/2012 DD 10/29/09	4,150,000	4,146,562
FEDERAL FARM CR BKS CONS SYS	2.625% 04/21/2011 DD 04/21/08	4,860,000	4,972,412
FEDERAL HOME LN BK CONS BD	1.625% 07/27/2011 DD 06/12/09	7,835,000	7,910,921
FEDERAL HOME LN BK CONS BD	1.625% 03/16/2011 DD 02/13/09	7,495,000	7,574,672
FEDERAL HOME LN BK CONS BD	1.500% 01/16/2013 DD 12/10/09	10,075,000	9,933,346
FEDERAL HOME LN BK CONS BD	0.950% 02/03/2011 DD 08/03/09	5,000,000	5,015,650
FEDERAL HOME LN BK CONS BD	0.500% 10/25/2010 DD 09/25/09	4,000,000	4,003,760
FEDERAL HOME LN BK CONS BD	0.480% 10/25/2010 DD 09/25/09	16,500,000	16,489,770
FEDERAL HOME LN BKS	4.720% 09/20/2012 DD 09/20/05	593,462	626,447
FEDERAL HOME LN MTG CORP	2.125% 09/21/2012 DD 08/06/09	6,775,000	6,847,018
FEDERAL HOME LN MTG CORP	VAR RT 11/09/2011 DD 11/09/09	10,000,000	9,979,200
FEDERAL HOME LN MTG CORP DEB	5.625% 03/15/2011 DD 03/15/01	6,775,000	7,170,931
FEDERAL HOME LN MTG CORP DEBS	6.875% 09/15/2010 DD 09/22/00	914,000	955,413

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FEDERAL HOME LN MTG CORP DEBS	5.750% 01/15/2012 DD 01/14/02	800,000	871,000
FEDERAL HOME LN MTG CORP GOLD	FHLG 15YR 5.00% 3/19 #G13052	2,050,758	2,162,989
FEDERAL HOME LN MTG CORP GOLD	FHLG 15YR 5.00% 6/24 #G13598	2,206,017	2,326,744
FEDERAL HOME LN MTG CORP GOLD	FHLG 6.00% 8/26 #G00587	174,245	186,691
FEDERAL HOME LN MTG CORP GOLD	FHLG 6.00% 8/28 #C13910	147,037	157,772
FEDERAL HOME LN MTG CORP MTN	VAR RT 04/07/2011 DD 04/07/09	5,000,000	5,006,600
FEDERAL HOME LN MTG CORP MTN	5.500% 08/20/2012 DD 06/15/07	5,910,000	6,484,393
FEDERAL HOME LN MTG CORP MTN	2.050% 03/09/2011 DD 03/09/09	3,500,000	3,509,170
FEDERAL HOME LN MTG CORP REF	2.125% 03/23/2012 DD 02/19/09	4,250,000	4,315,068
FEDERAL HOME LN MTG DEB	4.125% 07/12/2010 DD 06/21/05	2,736,000	2,790,720
FEDERAL HOME LN MTG REF NTS	FHLMC 5% 1/30/14-07	1,580,000	1,722,818
FEDERAL HOME LN MTG REF NTS	FHLMC 5.75% 1/15/12	1,065,000	1,159,401
FEDERAL HOME LN MTG REF NTS	FHLMC 2.125% 3/23/12	15,477,000	15,714,185
FEDERAL HOME LN MTG REF NTS	FHLMC 1.125% 12/15/11	5,686,000	5,668,334
FEDERAL HOME LN MTG REF NTS	FHR 2104 PG 6% 12/28	231,816	249,342
FEDERAL HOME LN MTG REF NTS	FHR 2363 PF 6% 9/16	168,433	179,519
FEDERAL HOME LN MTG REF NTS	FHR 2356 GD 6% 9/16	126,299	134,667
FEDERAL HOME LN MTG REF NTS	FHR 2770 UD 4.5% 5/17	1,135,000	1,189,506
FEDERAL HOME LN MTG REF NTS	FHR 2810 PD 6 6/33	465,000	497,315
FEDERAL HOME LN MTG REF NTS	FHR 2809 UA 4 12/14	3,251	3,246
FEDERAL HOME LN MTG REF NTS	FHR 2861 GF 1ML+30 1/21	16,014	16,017
FEDERAL HOME LN MTG REF NTS	FHR 2867 EA 4.5% 11/18	350,276	363,764
FEDERAL HOME LN MTG REF NTS	FHR 2866 XE 4 12/18	1,785,000	1,853,306
FEDERAL HOME LN MTG REF NTS	FHR 3013 VJ 5 1/14	612,494	644,809
FEDERAL HOME LN MTG CORP DISC	MAT 02/03/2010	3,800,000	3,798,683
FEDERAL HOME LOAN BANK	FHLB 1.625% 11/21/12	3,355,000	3,330,740
FEDERAL HOME LOAN BANK	FHLB 1% 12/28/11	2,085,000	2,076,247
FEDERAL NAT MTG ASSN MTN	1.875% 04/20/2012 DD 04/03/09	2,885,000	2,914,744
FEDERAL NATL MTG ASSN DEBS	7.250% 01/15/2010 DD 1/14/2000	1,200,000	1,202,628
FEDERAL NATL MTG ASSN DEBS	7.125% 06/15/2010 DD 06/09/00	3,400,000	3,506,250
FEDERAL NATL MTG ASSN DEBS	6.625% 11/15/2010 DD 11/03/00	2,000,000	2,105,620
FEDERAL NATL MTG ASSN DEBS	6.000% 05/15/2011 DD 05/25/01	1,000,000	1,070,630
FEDERAL NATL MTG ASSN DEBS	6.125% 03/15/2012 DD 03/26/02	500,000	551,095
FEDERAL NATL MTG ASSN DEBS	6.625% 11/15/2010 DD 11/03/00	4,000,000	4,211,240
FEDERAL NATL MTG ASSN DEBS	4.750% 03/12/2010 DD 03/08/07	2,550,000	2,573,103
FHLMC POOL #1B-3485	VAR RT 07/01/2037 DD 07/01/07	460,118	479,392
FHLMC POOL #78-1385	VAR RT 04/01/2034 DD 03/01/04	654,196	673,443
FHLMC POOL #78-1605	VAR RT 06/01/2034 DD 05/01/04	550,753	568,868
FHLMC POOL #A2-1170	6.500% 04/01/2034 DD 04/01/04	395,044	425,167
FHLMC POOL #A5-4679	6.500% 06/01/2036 DD 06/01/06	285,579	306,195
FHLMC POOL #B1-0916	5.500% 11/01/2018 DD 11/01/03	802,404	855,419
FHLMC POOL #B1-2459	4.500% 10/01/2018 DD 02/01/04	184,958	192,608
FHLMC POOL #B1-3051	4.500% 04/01/2019 DD 03/01/04	165,092	171,507
FHLMC POOL #B1-4097	5.000% 05/01/2019 DD 05/01/04	1,112,537	1,171,079
FHLMC POOL #B1-4730	4.000% 05/01/2014 DD 05/01/04	557,387	571,712
FHLMC POOL #B1-4961	4.500% 06/01/2019 DD 06/01/04	456,623	474,368
FHLMC POOL #B1-9291	5.000% 05/01/2020 DD 05/01/05	849,823	893,479
FHLMC POOL #C9-0523	6.000% 02/01/2022 DD 02/01/02	658,924	709,740
FHLMC POOL #C9-0562	6.000% 07/01/2022 DD 07/01/02	455,412	490,533
FHLMC POOL #C9-0666	4.500% 02/01/2023 DD 02/01/03	764,270	780,183
FHLMC POOL #C9-0985	6.500% 08/01/2026 DD 08/01/06	236,822	255,569
FHLMC POOL #D9-4929	6.000% 11/01/2021 DD 11/01/01	431,791	465,993
FHLMC POOL #D9-5395	6.500% 05/01/2022 DD 05/01/02	175,818	191,120
FHLMC POOL #E0-1054	6.000% 10/01/2016 DD 10/01/01	289,716	310,573
FHLMC POOL #E0-1136	5.500% 03/01/2017 DD 03/01/02	108,538	115,489
FHLMC POOL #E0-1205	6.500% 08/01/2017 DD 08/01/02	1,359,074	1,466,794
FHLMC POOL #E0-1251	5.500% 11/01/2017 DD 11/01/02	341,368	363,496
FHLMC POOL #E0-1254	6.500% 10/01/2017 DD 10/01/02	53,145	57,301
FHLMC POOL #E0-1279	5.500% 01/01/2018 DD 01/01/03	237,426	252,880
FHLMC POOL #E0-1280	5.000% 12/01/2017 DD 12/01/02	282,583	297,921
FHLMC POOL #E0-1497	5.500% 11/01/2018 DD 11/01/03	567,701	605,385
FHLMC POOL #E8-3211	6.500% 04/01/2016 DD 04/01/01	24,867	26,716
FHLMC POOL #E8-9007	6.000% 04/01/2017 DD 03/01/02	454,504	486,878
FHLMC POOL #E9-0325	6.500% 06/01/2017 DD 06/01/02	153,365	165,247
FHLMC POOL #E9-0474	6.000% 07/01/2017 DD 06/01/02	484,011	518,487
FHLMC POOL #E9-3561	5.000% 12/01/2017 DD 12/01/02	459,394	484,289
FHLMC POOL #E9-6973	4.000% 06/01/2018 DD 06/01/03	619,188	634,736
FHLMC POOL #E9-9955	5.000% 10/01/2018 DD 10/01/03	198,088	208,759
FHLMC POOL #G0-4952	7.500% 01/01/2038 DD 11/01/08	849,416	928,233
FHLMC POOL #G1-1003	7.500% 04/01/2015 DD 03/01/00	915,485	996,002
FHLMC POOL #G1-1406	4.000% 06/01/2013 DD 06/01/03	150,877	154,504
FHLMC POOL #G1-1452	6.500% 04/01/2018 DD 09/01/03	408,499	438,874
FHLMC POOL #G1-1565	4.500% 01/01/2019 DD 05/01/04	391,669	407,869
FHLMC POOL #G1-1682	5.000% 04/01/2020 DD 03/01/05	3,380,176	3,558,041
FHLMC POOL #G1-1694	6.500% 09/01/2019 DD 05/01/05	2,315,732	2,488,648
FHLMC POOL #G1-1728	5.500% 02/01/2020 DD 06/01/05	6,824,346	7,273,047
FHLMC POOL #G1-1792	5.500% 12/01/2017 DD 10/01/05	399,300	424,432
FHLMC POOL #G1-2008	6.500% 04/01/2021 DD 05/01/06	2,468,258	2,652,563
FHLMC POOL #G1-2607	6.000% 05/01/2021 DD 03/01/07	2,528,555	2,702,342
FHLMC POOL #G1-2934	6.500% 07/01/2021 DD 12/01/07	448,018	481,332
FHLMC POOL #G1-3012	6.000% 03/01/2022 DD 02/01/08	1,176,319	1,258,638
FHLMC POOL #G1-3073	6.000% 07/01/2021 DD 03/01/08	2,574,067	2,757,418
FHLMC POOL #G1-3293	5.000% 12/01/2018 DD 09/01/08	730,879	770,485
FHLMC POOL #G2-0027	10.000% 10/01/2030 DD 09/01/09	1,225,539	1,424,198
FHLMC POOL #G3-0290	6.500% 03/01/2026 DD 05/01/06	462,082	502,717
FHLMC POOL #G3-0295	6.500% 05/01/2025 DD 07/01/06	1,302,672	1,405,839
FHLMC POOL #G9-0035	7.000% 06/17/2017 DD 11/01/05	877,207	942,787
FHLMC POOL #J0-2203	6.000% 04/01/2020 DD 06/01/05	319,994	342,685
FHLMC POOL #J0-2204	6.500% 01/01/2020 DD 06/01/05	263,830	284,271
FHLMC POOL #M3-0030	5.000% 01/01/2020 DD 09/01/05	195,551	203,049
FHLMC POOL #M3-0277	5.000% 11/01/2017 DD 11/01/02	592,136	615,164
FHLMC POOL #M3-0281	5.000% 11/01/2017 DD 11/01/02	427,593	444,222
FHLMC POOL #M5-0039	6.000% 11/01/2014 DD 05/01/02	213,404	223,669

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLMC POOL #M5-0041	6.000% 01/01/2018 DD 07/01/04	330,328	351,168
FHLMC POOL #N5-0075	6.500% 05/01/2033 DD 07/01/04	317,235	338,429
FHLMC POOL #O2-0119	6.500% 08/01/2022 DD 05/01/02	490,345	525,355
FHLMC POOL #O2-0133	5.500% 05/01/2027 DD 12/01/02	176,082	186,115
FHLMC POOL #P1-0034	5.000% 05/01/2018 DD 05/01/03	684,292	712,957
FHLMC POOL #P6-0031	6.500% 07/01/2014 DD 08/01/99	1,225,108	1,283,987
FHLMC POOL #P6-0089	7.000% 12/01/2014 DD 01/01/03	31,371	33,010
FHLMC POOL #P6-0090	7.000% 03/01/2016 DD 01/01/03	24,457	25,796
FHLMC POOL #P6-0091	7.500% 12/01/2014 DD 01/01/03	697,079	736,561
FHLMC GROUP #C0-0710	5.500% 11/01/2028 DD 11/01/98	949,332	1,000,454
FHLMC MULITCLASS MTG P/C 1584L	6.500% 09/15/2023	402,775	434,115
FHLMC MULTICLASS CTF 2344 ZJ	6.500% 08/15/2031 DD 08/01/01	30,268	32,744
FHLMC MULTICLASS CTF T-9 CL A5	7.050% 03/25/2029 DD 12/01/97	484,139	515,947
FHLMC MULTICLASS CTFS 1617 PM	6.500% 11/15/2023 DD 11/01/93	317,738	343,129
FHLMC MULTICLASS CTFS 1835 D	6.000% 04/15/2026 DD 04/01/96	268,164	290,355
FHLMC MULTICLASS CTFS 2262 Z	7.500% 10/15/2030 DD 10/01/00	153,803	162,873
FHLMC MULTICLASS CTFS 2355 BP	6.000% 09/15/2016 DD 09/01/01	164,779	176,394
FHLMC MULTICLASS CTFS 2399 OH	6.500% 01/15/2032 DD 01/01/02	287,860	311,355
FHLMC MULTICLASS CTFS 2410 NG	6.500% 02/15/2032 DD 02/01/02	518,910	562,036
FHLMC MULTICLASS CTFS 2425 OB	6.000% 03/15/2017 DD 03/01/02	194,045	208,371
FHLMC MULTICLASS CTFS 2474 NR	6.500% 07/15/2032 DD 07/01/02	219,965	238,612
FHLMC MULTICLASS CTFS 2484 LZ	6.500% 07/15/2032 DD 07/01/02	389,890	425,978
FHLMC MULTICLASS CTFS 2533 PE	5.500% 12/15/2021 DD 12/01/02	500,000	522,600
FHLMC MULTICLASS CTFS 2543 QT	5.500% 04/15/2022 DD 12/01/02	225,807	237,603
FHLMC MULTICLASS CTFS 2565 MB	6.000% 05/15/2030 DD 01/01/03	69,622	71,872
FHLMC MULTICLASS CTFS 2619 HR	3.500% 11/15/2031 DD 05/01/03	173,924	176,634
FHLMC MULTICLASS CTFS 2628 WA	4.000% 07/15/2028 DD 06/01/03	500,000	515,855
FHLMC MULTICLASS CTFS 2686 GB	5.000% 05/15/2020 DD 10/01/03	313,255	324,241
FHLMC MULTICLASS CTFS 2695 DE	4.000% 01/15/2017 DD 10/01/03	500,000	518,800
FHLMC MULTICLASS CTFS 2708 GD	5.500% 07/15/2032 DD 11/01/03	100,000	105,368
FHLMC MULTICLASS CTFS 2780 JG	4.500% 04/15/2019 DD 04/01/04	229,428	238,291
FHLMC MULTICLASS CTFS 2802 NC	5.000% 05/15/2028 DD 05/01/04	160,427	166,252
FHLMC MULTICLASS CTFS 2931 GA	5.000% 11/15/2028 DD 02/01/05	388,560	404,826
FHLMC MULTICLASS CTFS 2941 AJ	4.500% 03/15/2035 DD 03/01/05	422,378	442,053
FHLMC MULTICLASS CTFS 2968 EB	6.000% 09/15/2032 DD 04/01/05	1,433,212	1,519,520
FHLMC MULTICLASS CTFS 2980 LB	5.500% 06/15/2028 DD 05/01/05	750,000	773,910
FHLMC MULTICLASS CTFS 3033 UD	5.500% 10/15/2030 DD 09/01/05	135,000	142,282
FHLMC MULTICLASS CTFS 3047 OB	5.500% 12/15/2033 DD 10/01/05	222,769	236,347
FHLMC MULTICLASS CTFS 3189 PJ	6.000% 03/15/2030 DD 07/01/06	588,483	610,863
FHLMC MULTICLASS CTFS T-54 3A	7.000% 02/25/2043 DD 02/01/03	77,472	85,582
FHLMC MULTICLASS MTG	9.000% 02/15/2022 DD 09/15/90	315,698	348,452
FHLMC MULTICLASS MTG	10.000% 11/15/2022 DD 06/01/98	61,803	68,273
FHLMC MULTICLASS MTG	6.500% 08/15/2028 DD 08/01/98	215,747	230,979
FHLMC MULTICLASS MTG	6.000% 12/15/2013 DD 12/01/98	347,333	367,934
FHLMC MULTICLASS MTG	5.500% 11/15/2016 DD 11/01/01	1,113,091	1,180,923
FHLMC MULTICLASS MTG	6.000% 01/15/2017 DD 01/01/02	634,983	682,454
FHLMC MULTICLASS MTG	6.000% 11/15/2029 DD 06/01/02	267,446	273,333
FHLMC MULTICLASS MTG	5.000% 02/15/2022 DD 09/01/02	134,327	138,009
FHLMC MULTICLASS MTG	6.000% 03/15/2014 DD 04/01/03	37,894	38,063
FHLMC MULTICLASS MTG	4.500% 06/15/2018 DD 06/01/03	800,000	840,336
FHLMC MULTICLASS MTG	5.500% 07/15/2027 DD 08/01/04	339,372	342,871
FHLMC MULTICLASS MTG 1577 PK	6.500% 09/15/2023 DD 09/01/93	200,000	215,826
FHLMC MULTICLASS MTG 1602 PW	6.500% 12/15/2021 DD 10/01/93	750,472	808,258
FHLMC MULTICLASS MTG 1837 Z	6.500% 04/15/2026 DD 04/01/96	264,389	282,979
FHLMC MULTICLASS MTG 2165 PE	6.000% 06/15/2029 DD 06/01/99	957,147	1,022,051
FHLMC MULTICLASS MTG 2208 PG	7.000% 01/15/2030 DD 01/01/00	398,066	433,769
FHLMC MULTICLASS MTG 2338 FJ	VAR RT 07/15/2031 DD 07/15/01	1,080,423	1,076,566
FHLMC MULTICLASS MTG 2475 FB	VAR RT 02/15/2032 DD 07/15/02	1,918,505	1,940,530
FHLMC MULTICLASS MTG 2481 FB	VAR RT 02/15/2032 DD 08/15/02	1,930,735	1,951,413
FHLMC MULTICLASS MTG 2508 AQ	5.500% 10/15/2017 DD 10/01/02	600,173	638,962
FHLMC MULTICLASS MTG 2513 TG	6.000% 02/15/2032 DD 10/01/02	149,006	154,807
FHLMC MULTICLASS MTG 2519 BT	8.500% 09/15/2031 DD 11/01/02	8,741	9,108
FHLMC MULTICLASS MTG 2527 TB	6.000% 11/15/2032 DD 11/01/02	92,336	98,828
FHLMC MULTICLASS MTG 2532 CL B	5.000% 09/15/2016 DD 12/01/02	2,176,396	2,207,366
FHLMC MULTICLASS MTG 2537 TE	5.500% 12/15/2017 DD 12/01/02	1,000,000	1,068,670
FHLMC MULTICLASS MTG 2591 QU	3.750% 06/15/2017 DD 03/01/03	497,747	509,324
FHLMC MULTICLASS MTG 2645 DA	4.500% 07/15/2018 DD 07/01/03	845,426	834,900
FHLMC MULTICLASS MTG 2650 QN	4.500% 01/15/2033 DD 07/01/03	401,685	418,154
FHLMC MULTICLASS MTG 2657 MD	5.000% 12/15/2020 DD 08/01/03	1,000,000	1,048,180
FHLMC MULTICLASS MTG 2694 QG	4.500% 01/15/2029 DD 10/01/03	665,000	693,668
FHLMC MULTICLASS MTG 2833 NA	4.500% 05/15/2017 DD 08/01/04	3,136,219	3,225,005
FHLMC MULTICLASS MTG 2890 QA	5.000% 01/15/2018 DD 11/01/04	534,890	550,103
FHLMC MULTICLASS MTG 2981 NA	5.000% 07/15/2025 DD 05/01/05	717,150	727,628
FHLMC MULTICLASS MTG 3149 HA	6.000% 05/15/2027 DD 05/01/06	1,579,870	1,608,386
FHLMC MULTICLASS MTG 3291 NA	5.500% 10/15/2027 DD 03/01/07	420,838	436,392
FHLMC MULTICLASS MTG 3299 KA	5.000% 12/15/2027 DD 04/01/07	3,914,944	3,993,595
FHLMC MULTICLASS MTG 3305 AK	6.000% 09/15/2033 DD 04/01/07	1,035,860	1,094,158
FHLMC MULTICLASS MTG 3312 BP	5.500% 01/15/2031 DD 05/01/07	725,000	754,964
FHLMC MULTICLASS MTG 3329 WK	6.000% 12/15/2031 DD 06/01/07	1,700,000	1,820,275
FHLMC MULTICLASS MTG 3331 PB	6.000% 01/15/2031 DD 06/01/07	482,000	512,771
FHLMC MULTICLASS MTG 3356 PA	6.000% 11/15/2026 DD 08/01/07	348,819	358,544
FHLMC MULTICLASS MTG P/C 1668D	6.500% 02/15/2014	174,317	181,312
FHLMC MULTICLASS MTG T-5 A5	VAR RT 06/25/2028 DD 05/01/97	1,131,752	1,131,752
FHLMC MULTICLASS SER T-54 2A	6.500% 02/25/2043 DD 02/01/03	166,025	179,546
FIRSTENERGY CORP NT SER B	6.450% 11/15/2011 DD 11/15/01	17,000	18,228
FNMA	FNMA 5% 2/16/12	51,495,000	55,426,798
FNMA	FNMA 2% 1/9/12	12,920,000	13,107,896
FNMA	FNMA 1.75% 3/23/11	4,527,000	4,582,320
FNMA POOL #0100283	6.500% 01/15/2014 DD 04/01/99	148,305	158,654
FNMA POOL #0251825	6.500% 07/01/2018 DD 06/01/98	273,256	297,909
FNMA POOL #0252104	6.500% 11/01/2018 DD 10/01/98	282,378	307,855
FNMA POOL #0252165	6.000% 12/01/2013 DD 11/01/98	294,602	316,091
FNMA POOL #0252348	6.500% 03/01/2019 DD 02/01/99	183,951	200,545

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA POOL #0252409	6.500% 03/01/2029 DD 02/01/99	65,791	71,062
FNMA POOL #0253845	6.000% 06/01/2016 DD 05/01/01	1,329,655	1,424,978
FNMA POOL #0253999	6.000% 09/01/2021 DD 08/01/01	174,632	188,042
FNMA POOL #0254305	6.500% 05/01/2022 DD 04/01/02	214,807	233,519
FNMA POOL #0254344	6.500% 06/01/2022 DD 05/01/02	926,911	1,007,654
FNMA POOL #0254353	7.000% 05/01/2017 DD 04/01/02	47,537	51,735
FNMA POOL #0254544	6.000% 11/01/2022 DD 10/01/02	241,724	260,105
FNMA POOL #0254686	5.500% 04/01/2018 DD 03/01/03	309,147	329,665
FNMA POOL #0254827	5.500% 05/01/2013 DD 05/01/03	70,369	73,010
FNMA POOL #0254919	4.000% 09/01/2018 DD 08/01/03	420,754	431,450
FNMA POOL #0416704	6.000% 01/01/2013 DD 02/01/98	488,652	522,994
FNMA POOL #0445344	6.000% 11/01/2013 DD 11/01/98	439,011	471,032
FNMA POOL #0449782	6.000% 11/01/2013 DD 11/01/98	263,448	282,664
FNMA POOL #0456110	6.000% 12/01/2018 DD 12/01/98	653,726	705,174
FNMA POOL #0462300	VAR RT 10/01/2035 DD 06/01/07	1,249,734	1,274,404
FNMA POOL #0506702	6.500% 08/01/2014 DD 08/01/99	977,711	1,056,818
FNMA POOL #0535063	6.500% 12/01/2014 DD 11/01/99	350,540	378,902
FNMA POOL #0535460	8.000% 09/01/2015 DD 08/01/00	95,085	102,495
FNMA POOL #0535834	6.500% 02/01/2020 DD 03/01/01	343,901	374,925
FNMA POOL #0535850	6.000% 04/01/2016 DD 03/01/01	1,197,500	1,283,349
FNMA POOL #0535945	6.000% 05/01/2016 DD 04/01/01	956,027	1,024,564
FNMA POOL #0545825	6.000% 07/01/2017 DD 07/01/02	541,922	580,772
FNMA POOL #0555382	5.500% 08/01/2015 DD 03/01/03	590,206	629,195
FNMA POOL #0555390	6.000% 03/01/2018 DD 03/01/03	125,567	134,569
FNMA POOL #0555551	6.000% 02/01/2018 DD 05/01/03	1,681,133	1,801,654
FNMA POOL #0555593	6.000% 02/01/2018 DD 06/01/03	824,791	883,920
FNMA POOL #0572668	6.000% 04/01/2016 DD 03/01/01	607,299	649,889
FNMA POOL #0580166	6.000% 09/01/2016 DD 09/01/01	1,275,358	1,366,789
FNMA POOL #0583244	6.000% 05/01/2016 DD 05/01/01	506,398	542,702
FNMA POOL #0583745	6.000% 06/01/2016 DD 06/01/01	42,030	45,043
FNMA POOL #0585727	6.000% 05/01/2016 DD 05/01/01	511,998	548,703
FNMA POOL #0602589	7.000% 09/01/2031 DD 08/01/01	82,273	91,651
FNMA POOL #0603266	6.000% 09/01/2016 DD 09/01/01	903,477	968,247
FNMA POOL #0611007	5.500% 12/01/2016 DD 12/01/01	70,048	74,479
FNMA POOL #0612660	5.500% 10/01/2016 DD 10/01/01	283,998	301,961
FNMA POOL #0627139	6.500% 03/01/2017 DD 03/01/02	54,626	59,303
FNMA POOL #0634197	5.500% 02/01/2017 DD 02/01/02	807,494	855,475
FNMA POOL #0636917	7.000% 03/01/2017 DD 03/01/02	77,514	84,360
FNMA POOL #0638411	5.500% 03/01/2017 DD 03/01/02	56,874	58,487
FNMA POOL #0638774	7.000% 05/01/2017 DD 05/01/02	194,567	211,747
FNMA POOL #0644987	6.000% 05/01/2017 DD 05/01/02	180,038	192,945
FNMA POOL #0647698	6.000% 07/01/2017 DD 07/01/02	576,725	618,070
FNMA POOL #0648330	6.000% 06/01/2017 DD 06/01/02	1,188,375	1,273,570
FNMA POOL #0649768	6.000% 06/01/2017 DD 06/01/02	1,473,581	1,579,222
FNMA POOL #0656026	6.000% 09/01/2017 DD 08/01/02	1,485,192	1,591,665
FNMA POOL #0660716	6.000% 09/01/2019 DD 08/01/02	295,314	309,037
FNMA POOL #0660719	6.000% 04/01/2025 DD 08/01/02	462,440	489,331
FNMA POOL #0665775	5.500% 09/01/2017 DD 09/01/02	94,849	97,586
FNMA POOL #0667070	7.000% 07/01/2017 DD 09/01/02	210,689	229,297
FNMA POOL #0667792	5.000% 03/01/2018 DD 03/01/03	280,900	296,389
FNMA POOL #0668811	6.000% 11/01/2017 DD 11/01/02	53,598	57,441
FNMA POOL #0670452	5.500% 11/01/2017 DD 11/01/02	401,096	427,091
FNMA POOL #0681270	5.000% 01/01/2018 DD 01/01/03	855,572	901,662
FNMA POOL #0681383	5.500% 02/01/2018 DD 02/01/03	481,648	512,864
FNMA POOL #0682424	4.000% 07/01/2018 DD 07/01/03	153,870	157,781
FNMA POOL #0682450	4.000% 09/01/2018 DD 10/01/03	79,400	81,418
FNMA POOL #0695533	8.000% 06/01/2027 DD 04/01/03	21,382	24,537
FNMA POOL #0695584	6.000% 03/01/2033 DD 03/01/03	43,770	46,752
FNMA POOL #0697602	4.500% 05/01/2018 DD 04/01/03	357,253	372,365
FNMA POOL #0698023	3.500% 04/01/2019 DD 04/01/04	232,127	227,584
FNMA POOL #0707298	5.000% 05/01/2018 DD 05/01/03	2,035,533	2,121,331
FNMA POOL #0708802	4.000% 06/01/2018 DD 05/01/03	308,792	316,642
FNMA POOL #0709848	5.000% 06/01/2018 DD 06/01/03	372,383	392,328
FNMA POOL #0709877	5.000% 06/01/2018 DD 06/01/03	261,344	275,342
FNMA POOL #0710238	4.500% 06/01/2018 DD 06/01/03	292,873	305,261
FNMA POOL #0720393	4.500% 07/01/2018 DD 07/01/03	364,614	380,038
FNMA POOL #0725226	6.500% 07/01/2018 DD 02/01/04	328,210	356,308
FNMA POOL #0725352	4.500% 04/01/2019 DD 03/01/04	1,474,988	1,533,693
FNMA POOL #0725502	7.000% 11/01/2032 DD 05/01/04	124,354	136,519
FNMA POOL #0725528	5.500% 04/01/2019 DD 05/01/04	381,259	406,563
FNMA POOL #0726128	4.000% 07/01/2018 DD 07/01/03	206,662	211,915
FNMA POOL #0727466	4.500% 08/01/2018 DD 08/01/03	372,152	387,894
FNMA POOL #0733772	4.500% 08/01/2018 DD 08/01/03	822,153	856,930
FNMA POOL #0735023	4.500% 11/01/2014 DD 11/01/04	293,913	302,716
FNMA POOL #0735137	6.500% 11/01/2022 DD 12/01/04	692,135	754,572
FNMA POOL #0735290	4.500% 12/01/2019 DD 02/01/05	226,583	235,601
FNMA POOL #0735522	4.000% 12/01/2018 DD 04/01/05	1,390,198	1,425,537
FNMA POOL #0740462	5.000% 11/01/2018 DD 10/01/03	179,762	189,390
FNMA POOL #0742078	4.500% 03/01/2019 DD 03/01/04	490,364	509,881
FNMA POOL #0744518	6.000% 06/01/2017 DD 09/01/03	556,064	595,929
FNMA POOL #0745407	6.000% 04/01/2024 DD 02/01/06	465,233	500,609
FNMA POOL #0745862	VAR RT 04/01/2035 DD 08/01/06	214,580	217,175
FNMA POOL #0749596	5.000% 11/01/2018 DD 10/01/03	495,842	522,399
FNMA POOL #0752786	6.000% 09/01/2033 DD 03/01/04	52,363	55,963
FNMA POOL #0756138	8.500% 11/01/2012 DD 11/01/03	22,771	22,872
FNMA POOL #0761326	5.000% 04/01/2019 DD 04/01/04	401,233	422,221
FNMA POOL #0768005	4.000% 09/01/2013 DD 01/01/04	214,876	219,955
FNMA POOL #0773153	4.000% 06/01/2019 DD 06/01/04	477,011	487,495
FNMA POOL #0773445	4.000% 07/01/2019 DD 07/01/04	1,159,219	1,184,698
FNMA POOL #0789647	5.000% 10/01/2019 DD 10/01/04	2,167,525	2,280,909
FNMA POOL #0790083	6.000% 08/01/2019 DD 07/01/04	919,689	984,757
FNMA POOL #0794428	6.000% 09/01/2019 DD 09/01/04	1,266,591	1,356,202
FNMA POOL #0799157	VAR RT 08/01/2034 DD 09/01/04	476,880	498,001

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA POOL #0829709	VAR RT 06/01/2035 DD 06/01/05	1,115,819	1,172,056
FNMA POOL #0829951	6.000% 07/01/2017 DD 06/01/05	650,609	695,624
FNMA POOL #0838972	VAR RT 08/01/2035 DD 08/01/05	553,897	567,783
FNMA POOL #0842257	7.000% 09/01/2019 DD 09/01/05	424,799	451,579
FNMA POOL #0888366	7.000% 04/01/2037 DD 04/01/07	1,052,453	1,154,773
FNMA POOL #0888436	5.000% 12/01/2021 DD 05/01/07	2,411,944	2,538,113
FNMA POOL #0888681	5.000% 12/01/2018 DD 09/01/07	1,870,337	1,971,092
FNMA POOL #0888889	4.500% 12/01/2018 DD 11/01/07	2,320,595	2,418,756
FNMA POOL #0888892	7.500% 11/01/2037 DD 11/01/07	2,770,078	3,045,119
FNMA POOL #0889979	6.500% 09/01/2016 DD 10/01/08	1,102,659	1,195,073
FNMA POOL #0890129	6.000% 12/01/2021 DD 09/01/09	1,842,414	1,974,497
FNMA POOL #0907742	7.000% 12/01/2036 DD 12/01/06	225,785	246,659
FNMA POOL #0920340	VAR RT 02/01/2036 DD 12/01/06	592,629	621,223
FNMA POOL #0923799	4.500% 08/01/2020 DD 05/01/07	753,505	777,572
FNMA POOL #0966946	VAR RT 01/01/2038 DD 01/01/08	1,153,247	1,218,740
FNMA POOL #0976871	6.500% 08/01/2036 DD 03/01/08	1,857,001	2,007,882
FNMA POOL #0995324	5.000% 12/01/2020 DD 12/01/08	4,210,353	4,430,596
FNMA POOL #0995504	7.500% 11/01/2038 DD 02/01/09	1,401,125	1,537,847
FNMA POOL #0995656	7.000% 06/01/2033 DD 04/01/09	2,620,054	2,902,312
FNMA POOL #0995783	8.000% 11/01/2037 DD 06/01/09	1,181,864	1,296,918
FNMA GTD MTG PASS THRU CTF	6.50% 10/21 #254044	25,584	27,523
FNMA GTD MTG PASS THRU CTF	6.50% 4/32 #254311	92,035	99,477
FNMA GTD MTG PASS THRU CTF	15YR 5.00% 1/18 #254590	65,982	69,603
FNMA GTD MTG PASS THRU CTF	15YR 5.50% 4/18 #254686	304,606	325,309
FNMA GTD MTG PASS THRU CTF	15YR 6.50% 6/14 #323794	162,361	172,597
FNMA GTD MTG PASS THRU CTF	15YR 6.50% 5/13 #420033	69,683	73,896
FNMA GTD MTG PASS THRU CTF	6.50% 4/31 #535889	23,363	25,267
FNMA GTD MTG PASS THRU CTF	6.50% 12/31 #545333	227,317	245,733
FNMA GTD MTG PASS THRU CTF	20YR 6.50% 12/21 #545419	8,795	9,461
FNMA GTD MTG PASS THRU CTF	6.50% 7/32 #545759	383,555	414,570
FNMA GTD MTG PASS THRU CTF	6.50% 8/32 #545819	26,838	29,012
FNMA GTD MTG PASS THRU CTF	6.50% 7/32 #545891	715,168	773,331
FNMA GTD MTG PASS THRU CTF	15YR 5.50% 2/18 #555249	110,741	118,268
FNMA GTD MTG PASS THRU CTF	6.50% 1/33 #555254	206,455	223,245
FNMA GTD MTG PASS THRU CTF	15YR 6.50% 6/15 #555720	62,569	66,352
FNMA GTD MTG PASS THRU CTF	6.50% 5/31 #580862	4,616	4,991
FNMA GTD MTG PASS THRU CTF	6.50% 11/31 #607400	5,512	5,959
FNMA GTD MTG PASS THRU CTF	6.50% 12/31 #610362	4,386	4,741
FNMA GTD MTG PASS THRU CTF	15YR 5.50% 12/16 #616425	53,875	57,245
FNMA GTD MTG PASS THRU CTF	15YR 5.50% 3/17 #629035	125,318	133,307
FNMA GTD MTG PASS THRU CTF	15YR 5.50% 4/17 #633279	103,871	110,573
FNMA GTD MTG PASS THRU CTF	6.50% 3/32 #636870	47,266	51,103
FNMA GTD MTG PASS THRU CTF	6.50% 4/32 #642821	4,750	5,136
FNMA GTD MTG PASS THRU CTF	6.50% 8/32 #645174	3,376	3,649
FNMA GTD MTG PASS THRU CTF	6.50% 9/32 #646562	103,671	112,054
FNMA GTD MTG PASS THRU CTF	6.50% 10/32 #662208	16,312	17,626
FNMA GTD MTG PASS THRU CTF	6.50% 11/32 #671506	42,479	46,020
FNMA GTD MTG PASS THRU CTF	15YR 5.50% 12/17 #676658	56,676	60,546
FNMA GTD MTG PASS THRU CTF	15YR 5.50% 1/18 #680143	49,668	53,044
FNMA GTD MTG PASS THRU CTF	15YR 5.50% 1/18 #684247	616,286	658,367
FNMA GTD MTG PASS THRU CTF	15YR 5.00% 2/18 #703710	265,062	279,610
FNMA GTD MTG PASS THRU CTF	15YR 5.00% 6/18 #721630	224,498	236,784
FNMA GTD MTG PASS THRU CTF	15YR 5.50% 9/19 #725793	77,529	82,750
FNMA GTD MTG PASS THRU CTF	15YR 5.50% 9/19 #725796	100,295	107,049
FNMA GTD MTG PASS THRU CTF	15YR 4.00% 8/18 #728852	49,520	50,806
FNMA GTD MTG PASS THRU CTF	15YR 5.50% 3/20 #735521	152,161	162,408
FNMA GTD MTG PASS THRU CTF	6.50% 3/35 #735723	424,430	458,617
FNMA GTD MTG PASS THRU CTF	15YR 4.00% 3/19 #773886	498,068	511,006
FNMA GTD MTG PASS THRU CTF	15YR 5.50% 10/19 #795064	96,940	103,469
FNMA GTD MTG PASS THRU CTF	6.50% 9/36 #831799	2,990,952	3,213,171
FNMA GTD MTG PASS THRU CTF	15YR 5.00% 12/18 #995756	665,361	701,878
FNMA GTD MTG PASS THRU CTF	15YR 5.00% #995836	2,395,835	2,522,084
FNMA GTD MTG PASS THRU CTF	15YR 5.00% 1/21 #995861	1,041,821	1,098,837
FNMA GTD MTG PASS THRU CTF	15YR 5.00% 6/24 #995902	970,800	1,024,383
FNMA GTD REMIC P/T	7.000% 12/25/2023 DD 12/01/93	649,337	696,232
FNMA GTD REMIC P/T	6.000% 12/25/2016 DD 11/01/01	393,279	421,658
FNMA GTD REMIC P/T	5.500% 03/25/2017 DD 02/01/02	668,131	708,400
FNMA GTD REMIC P/T	5.500% 10/25/2017 DD 09/01/02	1,293,898	1,376,759
FNMA GTD REMIC P/T 01-44 PD	7.000% 09/25/2031 DD 08/01/01	54,553	59,817
FNMA GTD REMIC P/T 01-7 PF	7.000% 03/25/2031 DD 02/01/01	22,736	24,954
FNMA GTD REMIC P/T 02-27 FE	VAR RT 05/25/2017 DD 04/25/02	1,137,970	1,127,933
FNMA GTD REMIC P/T 02-41 F	VAR RT 07/25/2032 DD 06/25/02	453,449	452,638
FNMA GTD REMIC P/T 02-58 HC	5.500% 09/25/2017 DD 08/01/02	387,581	411,843
FNMA GTD REMIC P/T 02-63 KC	5.000% 10/25/2017 DD 09/01/02	617,136	650,727
FNMA GTD REMIC P/T 02-7 TG	6.000% 03/25/2017 DD 02/01/02	612,132	655,391
FNMA GTD REMIC P/T 02-94 BK	5.500% 01/25/2018 DD 12/01/02	1,611,454	1,731,540
FNMA GTD REMIC P/T 03-113 PC	4.000% 03/25/2015 DD 10/01/03	186,988	188,871
FNMA GTD REMIC P/T 03-17 AD	5.000% 07/25/2017 DD 02/01/03	2,000,000	2,102,140
FNMA GTD REMIC P/T 03-57 NK	5.000% 06/25/2018 DD 05/01/03	168,745	176,524
FNMA GTD REMIC P/T 03-68 QP	3.000% 07/25/2022 DD 06/01/03	126,599	128,645
FNMA GTD REMIC P/T 03-80 VC	5.000% 04/25/2016 DD 07/01/03	426,497	450,594
FNMA GTD REMIC P/T 03-W4 2A	6.500% 10/25/2042 DD 03/01/03	35,829	38,786
FNMA GTD REMIC P/T 03-W6 1A41	5.398% 10/25/2042 DD 04/01/03	428,204	448,210
FNMA GTD REMIC P/T 04-70 BA	4.500% 11/25/2017 DD 09/01/04	327,884	338,163
FNMA GTD REMIC P/T 04-70 JA	4.500% 10/25/2019 DD 09/01/04	295,510	299,837
FNMA GTD REMIC P/T 04-89 DF	VAR RT 04/25/2023 DD 11/25/04	5,463,905	5,421,287
FNMA GTD REMIC P/T 04-97 GJ	4.500% 10/25/2030 DD 12/01/04	3,662,833	3,793,779
FNMA GTD REMIC P/T 05-116 PB	6.000% 04/25/2034 DD 12/01/05	786,476	840,365
FNMA GTD REMIC P/T 05-21 BK	4.750% 07/25/2023 DD 02/01/05	5,970,519	6,196,384
FNMA GTD REMIC P/T 05-59 PB	5.500% 10/25/2028 DD 06/01/05	1,500,000	1,564,380
FNMA GTD REMIC P/T 05-84 XM	5.750% 10/25/2035 DD 09/01/05	722,304	770,525
FNMA GTD REMIC P/T 06-109 HA	4.500% 05/25/2024 DD 10/01/06	8,520,689	8,829,735
FNMA GTD REMIC P/T 06-2 GH	5.500% 06/25/2032 DD 01/01/06	1,116,116	1,146,854

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA GTD REMIC P/T 06-43 CL G	6.500% 09/25/2033 DD 05/01/06	504,227	525,375
FNMA GTD REMIC P/T 06-59 DA	6.500% 12/25/2033 DD 06/01/06	421,884	439,143
FNMA GTD REMIC P/T 06-63 AE	6.500% 10/25/2033 DD 06/01/06	428,136	442,800
FNMA GTD REMIC P/T 06-63 CL AB	6.500% 10/25/2033 DD 06/01/06	423,060	437,549
FNMA GTD REMIC P/T 06-75 CM	6.500% 12/25/2033 DD 07/01/06	696,393	719,095
FNMA GTD REMIC P/T 06-78 BC	6.500% 01/25/2034 DD 07/01/06	441,725	458,343
FNMA GTD REMIC P/T 07-106 A7	VAR RT 10/25/2037 DD 10/01/07	697,656	733,794
FNMA GTD REMIC P/T 07-114 A6	VAR RT 10/27/2037 DD 11/30/07	1,200,000	1,186,572
FNMA GTD REMIC P/T 07-51 PA	5.500% 05/25/2037 DD 05/01/07	737,708	781,734
FNMA GTD REMIC P/T 07-54 FA	VAR RT 06/25/2037 DD 05/25/07	2,158,178	2,134,740
FNMA GTD REMIC P/T 07-68 PA	VAR RT 06/25/2036 DD 06/01/07	228,452	239,121
FNMA GTD REMIC P/T 07-77 CL MH	6.000% 12/25/2036 DD 07/01/07	1,769,544	1,892,687
FNMA GTD REMIC P/T 07-79 PB	5.000% 04/25/2029 DD 07/01/07	500,000	525,680
FNMA GTD REMIC P/T 09-68 AB	5.000% 11/25/2024 DD 08/01/09	3,890,975	3,993,502
FNMA GTD REMIC P/T 1999-8 QD	6.000% 03/25/2014	295,931	317,155
FNMA GTD REMIC P/T 2003-92 PC	4.500% 05/25/2015 DD 08/01/03	134,978	135,997
FNMA GTD REMIC P/T 2005-110 GJ	5.500% 11/25/2030 DD 11/01/05	743,312	781,793
FNMA GTD REMIC P/T 98-46 E	6.000% 08/18/2028 DD 07/01/98	560,755	593,145
FNMA GTD REMIC P/T CTF 92-205Z	7.00% 11/25/2022	363,205	398,302
FNMA GTD REMIC P/T CTF 94-40-Z	6.500% 03/25/2024	798,116	870,209
FNMA GTD REMIC P/T CTF G93-3-K	7.000% 02/25/2023	121,553	133,196
FORD CR AUTO	FORDO 2009-B A3 2.79 8/13TALF	500,000	509,536
FORD CR AUTO	FORDO 09-D A3 2.17% 10/15/13	400,000	403,957
FORD CR AUTO	FORDO 2009-E A3 1.51% 1/14	700,000	696,232
FORD CR AUTO 06-B A-4	5.250% 09/15/2011 DD 08/29/06	511,931	521,796
FORD CR AUTO 07-A CL A-3A	5.400% 08/15/2011 DD 06/27/07	241,403	244,937
FORD MOTOR CONV 4.25% 11/15/16	CONVERTIBLE BONDS	840,000	1,062,348
FORDO 2009-B A3	3.089% 08/15/2013 DD 06/09/09	900,000	917,163
FPL GROUP CAP INC DEB	7.875% 12/15/2015 DD 12/12/08	80,000	96,280
FPL GROUP CAP INC GTD DEB	5.350% 06/15/2013 DD 06/17/08	100,000	107,313
FRANCE TELECOM SA NT	VAR RT 03/01/2011 DD 09/01/01	155,000	166,124
FREDDIE MAC	FNR 2002-56 MC 5.5% 9/17	121,489	130,001
FREDDIE MAC	FHR 2553 FB 1ML+50 3/29	133,573	133,521
FREDDIE MAC	FHR 2577 FW 1ML+50 1/30	208,933	208,745
FREDDIE MAC	FNR 2004-3 BA 4% 7/17	576,272	593,931
FREDDIE MAC	FNR 03-131 FM 1ML+40 12/29	39,516	39,601
FREDDIE MAC	FNR 04-95 AN 5.5% 1/25	462,503	494,252
FREDDIE MAC	FNR 05-41 LA 5.5% 5/35	566,726	599,149
FREDDIE MAC	FNR 05-67 HD 5.5% 12/30	770,000	802,889
FREDDIE MAC	FNR 2008-29 CA 4.5% 9/35	2,039,311	2,095,220
FREEPORT MCMORAN COPPER & GOLD	COMMON STOCK	36,130	2,900,878
GEMNT	GEMNT 2009-3 A 2.54% 9/14	1,600,000	1,601,279
GENERAL ELEC CAP CORP #TR00747	5.650% 06/09/2014 DD 06/09/06	650,000	694,025
GENERAL ELEC CAP CORP MEDIUM	5.250% 10/19/2012 DD 10/19/07	1,500,000	1,596,330
GENERAL ELEC CAP CORP MEDIUM	5.250% 10/19/2012 DD 10/19/07	1,015,000	1,080,183
GENERAL ELEC CAP CORP MTN	5.400% 09/20/2013 DD 09/20/07	1,000,000	1,063,090
GENERAL ELEC CAP CORP MTN	VAR RT 11/01/2012 DD 11/01/06	2,000,000	1,928,820
GENERAL ELEC CAP CORP MTN	2.250% 03/12/2012 DD 03/12/09	3,875,000	3,931,149
GENERAL ELEC CAP CORP MTN	2.250% 03/12/2012 DD 03/12/09	5,500,000	5,579,695
GENERAL ELEC CAP MTN #TR 00004	3.000% 12/09/2011 DD 12/09/08	3,640,000	3,752,185
GENERAL ELEC CAP MTN #TR 00443	7.375% 01/19/2010 DD 01/19/00	560,000	561,361
GENERAL ELEC CAP MTN #TR 00551	6.000% 06/15/2012 DD 06/07/02	2,050,000	2,209,716
GENERAL ELEC CAP MTN #TR 00575	5.450% 01/15/2013 DD 12/06/02	970,000	1,031,197
GENERAL ELEC CAP MTN #TR 00575	5.450% 01/15/2013 DD 12/06/02	1,500,000	1,594,635
GENERAL ELEC CAP MTN #TR00771	5.200% 02/01/2011 DD 01/29/07	200,000	208,640
GENERAL ELEC CAP MTN TR 00521	5.875% 02/15/2012 DD 02/15/02	1,925,000	2,062,387
GENERAL ELEC CAP MTN TR 00792	5.500% 06/04/2014 DD 06/04/07	4,900,000	5,191,942
GENERAL ELECTRIC CAP CORP	GE CAP CORP 3.5% 8/12	3,200,000	3,266,029
GENERAL ELECTRIC CAP CORP	GE CAP FDIC 3% 12/09/11	2,962,000	3,053,295
GENERAL ELECTRIC CAP CORP	GE CAP FDIC 1.8% 3/11/11	2,180,000	2,204,590
GENERAL ELECTRIC CAP CORP	GE CAP FDIC GMTN 2% 9/28/12	900,000	901,165
GENERAL ELECTRIC CAP MTN	GEN ELEC CAP MTN 5.4 9/20/13	1,500,000	1,594,629
GENERAL ELECTRIC CAP MTN	GECAP MTN 5.9% 5/13/14	890,000	962,154
GENERAL ELECTRIC CAPITAL CORP	VAR RT 12/07/2012 DD 04/07/09	4,000,000	4,027,960
GENERAL ELECTRIC CAPITAL CORP	VAR RT 04/24/2012 DD 04/24/09	16,000,000	16,031,520
GENERAL MILLS INC NT	5.650% 09/10/2012 DD 08/29/07	75,000	81,591
GENERAL MLS INC NT	6.000% 02/15/2012 DD 02/21/02	300,000	323,904
GENWORTH GLOBAL FDG TRS SECD	5.200% 10/08/2010 DD 10/11/07	650,000	667,121
GLAXOSMITH CAP	GLAXOSMTH KLINE 4.85% 5/15/13	415,000	445,481
GNMA POOL #416611	7.00% 8/28 #416611	50,868	55,688
GNMA POOL #458917	7.00% 8/28 #458917	10,000	10,947
GNMA POOL #462548	7.00% 2/28 #462548	5,808	6,358
GNMA POOL #462643	7.00% 7/28 #462643	249,804	273,476
GNMA POOL # 468709	7.00% 2/28 #468709	20,848	22,824
GNMA POOL #481353	7.00% 10/28 #481353	140,973	154,332
GNMA POOL #552576	7.00% 5/32 #552576	42,560	46,540
GNMA POOL #186997	8.00% 11/29 #186997	15,641	17,308
GNMA POOL #0515099	7.000% 02/15/2015 DD 02/01/00	39,917	43,100
GNMA POOL #0530795	6.500% 01/15/2023 DD 01/01/03	361,445	385,004
GNMA POOL #0569432	6.500% 05/15/2017 DD 05/01/02	342,690	368,492
GNMA POOL #0593677	6.500% 04/15/2023 DD 04/01/03	153,461	163,464
GNMA POOL #0641437	6.500% 06/15/2020 DD 06/01/05	200,448	215,540
GNMA POOL #0781570	8.000% 01/15/2016 DD 03/01/03	33,988	36,814
GNMA GTD REMIC 00-9 CL ZJ	8.500% 02/16/2030 DD 02/01/00	238,387	263,193
GNMA GTD REMIC 03-18 OV	7.000% 10/20/2031 DD 03/01/03	223,369	229,737
GNMA GTD REMIC 2000-27 CL Z	7.500% 09/20/2030	51,228	55,726
GNMA GTD REMIC 2002-54 GB	6.500% 08/20/2032 DD 08/01/02	159,971	173,463
GNMA GTD REMIC 99-37 FJ	VAR RT 10/16/2029 DD 10/16/99	250,927	250,360
GNMA GTD REMIC P/T 02-79 KV	6.000% 11/20/2013 DD 11/01/02	178,536	179,837
GNMA GTD REMIC P/T 2002-40 UK	6.500% 06/20/2032 DD 06/01/02	315,195	341,447
GNMA GTD REMIC P/T 94-7 PQ	6.500% 10/16/2024 DD 10/01/94	793,510	863,323
GNMA GTD REMIC TR 2000-14 PD	7.000% 02/16/2030	158,806	172,768
GNMA GTD REMIC TR 2000-6 Z	7.500% 02/20/2030	51,575	56,104

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
GNMA II POOL #0080395	VAR RT 04/20/2030 DD 04/01/00	187,154	192,625
GOLDEN WEST FINL CORP DEL SR	4.750% 10/01/2012 DD 09/26/02	550,000	574,244
GOLDMAN SACHS	GOLDMAN SA FDIC 2.15% 3/12	200,000	203,242
GOLDMAN SACHS GROUP INC	5.350% 01/15/2016 DD 01/17/06	220,000	228,507
GOLDMAN SACHS GROUP INC	5.350% 01/15/2016 DD 01/17/06	3,000,000	3,116,010
GOLDMAN SACHS GROUP INC	COMMON STOCK	16,300	2,752,092
GOLDMAN SACHS GROUP INC FDIC	3.250% 06/15/2012 DD 12/01/08	1,220,000	1,267,495
GOLDMAN SACHS GROUP INC FDIC	VAR RT 12/05/2011 DD 12/05/08	4,000,000	4,065,040
GOLDMAN SACHS GROUP INC FDIC	1.625% 07/15/2011 DD 01/21/09	1,500,000	1,513,410
GOLDMAN SACHS GROUP INC NT	6.875% 01/15/2011 DD 01/16/01	975,000	1,033,919
GOLDMAN SACHS GROUP INC NT	2.150% 03/15/2012 DD 03/19/09	2,200,000	2,235,662
GOLDMAN SACHS GROUP INC NT	6.875% 01/15/2011 DD 01/16/01	2,500,000	2,651,075
GOLDMAN SACHS GROUP INC SR NT	6.600% 01/15/2012 DD 01/10/02	2,190,000	2,380,837
GOLDMAN SACHS GROUP INC SR NT	5.500% 11/15/2014 DD 11/15/02	700,000	747,145
GOLDMAN SACHS GROUP INC SR NT	4.750% 07/15/2013 DD 07/15/03	100,000	104,624
GOLDMAN SACHS GROUP INC SR NT	5.150% 01/15/2014 DD 01/13/04	400,000	423,144
GOLDMAN SACHS GROUP INC SR NT	5.700% 09/01/2012 DD 08/27/02	1,700,000	1,828,622
GRAND MET INVT CORP GTD DEB	9.000% 08/15/2011 DD 08/21/91	230,000	255,714
GREENWICH CAPITAL REPO	REPURCHASE AGREEMENT 01/04/2010 DD 12/31/09	6,849,000	6,849,000
GRUPO MEXICO SAB DE CV SER B	COMMON STOCK	800,000	1,835,825
GS AUTO LN TR 2007-1 NT CL A-3	5.460% 12/15/2011 DD 06/28/07	183,456	186,038
HAROT	HAROT 2008-1 A4 9/18/2014	1,240,000	1,305,779
HAROT 2009-3 A3	2.310% 05/15/2013 DD 07/14/09	850,000	861,008
HARRIS ASSOCIATES OAKMARK EQ & INC COLLECTIVE INVESTMENT TRUST	HARRIS ASSOCIATES OAKMARK EQ & INC CIT	14,455,546	170,864,550
HARRIS CORP	COMMON STOCK	106,898	5,083,000
HART	HART 06-1 B 5.29 11/12	13,329	13,356
HART	HART 2009-A A3 2.03% 8/13	360,000	362,361
HEINZ H J FIN CO GTD NT	STEP 07/15/2011 DD 01/15/03	200,000	214,758
HEWLETT PACKARD CO GLOBAL NT	6.125% 03/01/2014 DD 12/05/08	325,000	363,152
HEWLETT PACKARD CO GLOBAL NT	4.750% 06/02/2014 DD 02/26/09	300,000	320,358
HEWLITT PACKARD GLOBAL NT	HEWLETT PACK MTN 4.25% 2/24/12	820,000	860,128
HOME DEPOT INC SR NT	5.200% 03/01/2011 DD 03/24/06	240,000	249,043
HOME DEPOT INC SR NT	5.400% 03/01/2016 DD 03/24/06	350,000	366,401
HOME DEPOT INC SR NT	5.250% 12/16/2013 DD 12/19/06	350,000	374,696
HOUSEHOLD FIN CORP #TR 00107	7.100% 12/15/2011 DD 12/27/01	250,000	264,188
HOUSEHOLD FIN CORP GLOBAL NT	4.750% 07/15/2013 DD 07/21/03	400,000	416,496
HOUSEHOLD FIN CORP NT	6.375% 10/15/2011 DD 10/23/01	500,000	531,760
HOUSEHOLD FIN CORP NT	7.000% 05/15/2012 DD 05/22/02	500,000	543,680
HOUSEHOLD FIN CORP NT	6.375% 11/27/2012 DD 11/27/02	600,000	653,418
HOUSEHOLD FIN CORP NT	6.375% 11/27/2012 DD 11/27/02	1,385,000	1,508,307
HOUSEHOLD FINANCE CORP NTS	6.375% 08/01/2010 DD 07/28/98	1,080,000	1,110,164
HRPT PPTYS TR SR NT	6.650% 01/15/2018 DD 09/18/07	225,000	206,334
HRPT PROPERTIES	HRPT PROPERTIES 5.75 11/1/15	105,000	98,720
HRTFRD INTL GR HLS IA	HRTFRD INTL GR HLS IA FUND	3,000,342	22,232,534
HRTFRD MIDCAP HLS IA	HRTFRD MIDCAP HLS IA FUND	9,556,897	201,841,659
HSBC AUTO USA 2006 1 A-3	5.430% 06/17/2011 DD 06/08/06	35,009	35,261
HSBC AUTOMOTIVE TR 05-3 CL A4	4.940% 11/19/2012 DD 11/03/05	328,306	330,030
HSBC FIN CORP	HSBC USA FDIC 3.125% 12/16/11	265,000	274,236
HSBC FIN CORP	HSBC FINANCE CO 5% 6/30/15	500,000	516,502
HSBC FIN CORP # TR 00017	VAR RT 08/09/2011 DD 08/09/06	6,500,000	6,374,745
HSBC FIN CORP NT	5.000% 06/30/2015 DD 06/27/05	400,000	413,200
HSBC FIN CORP NT	5.250% 01/15/2014 DD 11/21/06	350,000	366,268
HSBC FIN CORP NT	VAR RT 09/14/2012 DD 09/15/05	3,000,000	2,886,630
HSBC FIN CORP NT	VAR RT 01/15/2014 DD 11/21/06	4,900,000	4,598,307
HSBC FIN CORP SR NT	VAR RT 07/19/2012 DD 07/19/05	990,000	954,667
HTFD INT; CAPAPPR IA	HTFD INT; CAPAPPR IA FUND	7,240,197	265,208,414
INTER AMERICAN DEVEL BK	1.750% 10/22/2012 DD 10/22/09	2,005,000	1,996,238
INTER AMERN DEV BK GLOBAL	3.250% 11/15/2011 DD 10/22/08	1,500,000	1,552,965
INTER-AMERICAN DEVELOPMENT BAN	1.500% 06/23/2011 DD 06/23/09	1,880,000	1,895,266
INTERATIONAL LEASE #TR 00583	5.625% 09/20/2013 DD 09/19/06	330,000	258,855
INTEREST IN RAYTHEON COMPANY COMBINED DB/DC MASTER TRUST	INVESTMENT IN MASTER TRUST	15,195,109	241,006,456
INTERNATIONAL BUSINESS MACHS	6.500% 10/15/2013 DD 10/15/08	675,000	771,363
INTERNATIONAL LEASE FIN CORP	5.300% 05/01/2012 DD 04/24/07	250,000	212,355
INTERNATIONAL LEASE FIN CORP	5.875% 05/01/2013 DD 04/29/03	575,000	457,050
INTERNATIONAL LEASE FIN CORP	5.300% 05/01/2012 DD 04/24/07	5,000,000	4,247,100
INTERNATIONAL LEASE FIN SR NT	5.000% 09/15/2012 DD 09/22/05	621,000	520,721
INTL BUS MACH CORP	COMMON STOCK	32,116	4,203,984
INVESCO LTD	COMMON STOCK	115,926	2,723,102
IVY SCIENCE & TECH I	IVY SCIENCE & TECH I FUND	358,252	10,948,181
JDOT 2009-A A3	2.590% 10/15/2013 DD 06/09/09	605,000	614,916
JDOT 2009-B A3	1.570% 10/15/2013 DD 10/09/09	900,000	899,028
JOHN DEERE CAP CORP MTN	4.500% 04/03/2013 DD 04/03/08	80,000	83,990
JOHN DEERE CAP CORP MTN	4.500% 04/03/2013 DD 04/03/08	740,000	776,911
JOHN DEERE CAPITAL CORP	5.250% 10/01/2012 DD 03/30/09	465,000	502,172
JPMC CO	JP MORGAN CHASE 5.75% 1/02/13	500,000	533,244
JPMC CO	JPMORGAN CHAS 4.891/VAR 9/15	355,000	355,733
JPMC CO	JPMORGAN CHASE 4.75% 5/1/13	2,395,000	2,527,975
JPMC CO	JPMORGAN FDIC 3.125 12/1/11 DT	843,000	872,490
JPMC CO	JPMORGAN FDIC 2.125% 12/12	1,450,000	1,456,395
JPMORGAN CHASE & CO	JPMORGAN CHASE & CO	56,910	2,371,440
JPM CAT 1 REPO REPO	REPURCHASE AGREEMENT 01/04/2010 DD 12/31/09	10,092,842	10,088,802
KELLOGG CO SR NT	5.125% 12/03/2012 DD 12/03/07	60,000	65,116
KELLOGG CO SR NT	4.250% 03/06/2013 DD 03/06/08	200,000	209,662
KEYBANK NATL ASSN CLEVELAND	5.500% 09/17/2012 DD 09/10/07	250,000	258,515
KEYCORP MEDIUM TERM SR NTS	6.500% 05/14/2013 DD 05/14/08	245,000	252,874
KEYSPAN GAS EAST MTN #TR 00001	7.875% 02/01/2010 DD 02/01/00	125,000	125,603
KFW GLB	KFW GLB 4.75 5/15/12	1,420,000	1,521,485
KRAFT FOODS INC NT	6.750% 02/19/2014 DD 12/19/08	95,000	105,054
KRAFT FOODS INC NT	6.250% 06/01/2012 DD 05/20/02	1,500,000	1,616,595
KREDITANSTAL FUR WIEDERAUFBAU	4.750% 05/15/2012 DD 04/30/07	2,305,000	2,469,738
KREDITANSTALT FUR GBL NT	2.250% 04/16/2012 DD 04/16/09	3,755,000	3,811,287
KREDITANSTALT FUR WIEDERAUFBAU	3.250% 10/14/2011 DD 09/09/08	1,735,000	1,795,395
KROGER CO NT	8.050% 02/01/2010 DD 02/11/00	500,000	502,415

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
LANDWIRTSCH. RENTENBANK	1.875% 09/24/2012 DD 09/24/09	1,000,000	997,090
LANDWIRTSCHAFTLICHE RENTENBANK	4.875% 02/14/2011 DD 02/14/06	2,000,000	2,085,280
LANDWIRTSCHAFTLICHE RENTENBANK	3.250% 03/15/2013 DD 02/07/08	2,000,000	2,055,920
LANXESS AG	COMMON STOCK	39,145	1,476,145
LEHMAN BROS HLDGS INC MEDIUM	6.750% 12/28/2017 DD 12/21/07	50,000	15
LEHMAN BROS HLDGS INC NT	7.875% 08/15/2010 DD 08/15/00	1,746,000	340,470
LEHMAN BROS HLDGS INC SR NTS	7.200% 08/15/2009 DD 08/19/97	104,000	20,280
LEHMAN BROTHERS HLDGS #TR00621	5.500% 04/04/2016 DD 03/29/06	125,000	24,375
LEHMAN BROTHERS HLDGS INC MTN	6.000% 07/19/2012 DD 07/19/07	400,000	78,000
LEHMAN BROTHERS HLDGS TR 00387	6.625% 01/18/2012 DD 01/10/02	125,000	24,375
LEHMAN BROTHERS MTN # TR 00476	4.800% 03/13/2014 DD 02/25/04	200,000	39,000
LEHMAN BROTHERS MTN #TR00636	5.750% 05/17/2013 DD 05/16/06	320,000	62,400
LOANS TO PARTICIPANTS	INTEREST RATE RANGE 3.25% - 10.25%	225,509,691	225,509,691
LOEWS CORP	COMMON STOCK	47,170	1,714,630
LORILLARD INC	COMMON STOCK	79,682	6,392,887
MACK CALI LP	MACK CALI LP 5.05% 4/15/10	275,000	276,651
MANUFACTURERS & TRADERS TR CO	6.625% 12/04/2017 DD 12/04/07	350,000	358,936
MARISCO FOCUS	MARISCO FOCUS FUND	3,436,408	52,542,682
MARSHALL & ILSLEY MTN # 00145	5.350% 04/01/2011 DD 03/28/06	350,000	347,459
MASSMUTUAL GLOBAL FDG #TR00020	3.500% 03/15/2010 DD 03/15/04	200,000	200,644
MBNA CORP MTN	MBNA CORP 7.5% 3/15/12	400,000	436,769
MCDONNELL DOUGLAS CORP	9.750% 04/01/2012 DD 04/02/92	245,000	282,157
MERRILL LYN CO	MERRILL LYN CO 6.15% 4/25/13	85,000	90,963
MERRILL LYN CO	MERRILL LYNCH 4.25% 2/8/10	2,095,000	2,101,731
MERRILL LYNCH & CO INC MEDIUM	6.050% 08/15/2012 DD 08/15/07	140,000	149,972
MERRILL LYNCH & CO INC MEDIUM	5.450% 02/05/2013 DD 02/05/08	300,000	315,681
MERRILL LYNCH & CO INC MEDIUM	6.150% 04/25/2013 DD 04/25/08	1,160,000	1,241,386
MERRILL LYNCH & CO INC MEDIUM	6.050% 08/15/2012 DD 08/15/07	315,000	337,437
MERRILL LYNCH & CO INC MEDIUM	5.450% 02/05/2013 DD 02/05/08	2,300,000	2,420,221
MERRILL LYNCH & CO INC MEDIUM	6.875% 04/25/2018 DD 04/25/08	7,700,000	8,296,288
MERRILL LYNCH & CO INC MTN	6.400% 08/28/2017 DD 08/28/07	267,000	280,985
MERRILL LYNCH & CO MTN TR00403	5.000% 02/03/2014 DD 02/03/04	700,000	708,414
MERRILL LYNCH & CO MTN TR00432	5.450% 07/15/2014 DD 07/19/04	430,000	449,354
MERRILL LYNCH & CO MTN TR00453	5.000% 01/15/2015 DD 11/22/04	570,000	579,707
MERRILL LYNCH & CO MTN TR00456	4.250% 02/08/2010 DD 02/07/05	1,000,000	1,003,210
METLIFE INC	COMMON STOCK	53,000	1,873,550
METLIFE INC SR NT	6.125% 12/01/2011 DD 11/27/01	430,000	462,263
METROPOLITAN LIFE MTN #TR00007	5.200% 09/18/2013 DD 09/18/03	1,700,000	1,778,846
MIDAMERICAN ENERGY CO SR NT	MIDAMERICAN ENR 5.875% 10/1/12	1,710,000	1,862,347
MIDAMERICAN FDG LLC SR SECD NT	6.750% 03/01/2011 DD 03/19/01	210,000	219,335
MONSANTO CO NEW SR NT	7.375% 08/15/2012 DD 08/14/02	300,000	340,044
MONUMENTAL GLOBAL FDG 144A	VAR RT 01/15/2014 DD 01/18/07	2,000,000	1,807,340
MORGAN STANLEY	COMMON STOCK	72,767	2,153,903
MORGAN STANLEY	MORGAN STANLEY 6% 5/13/14	690,000	741,889
MORGAN STANLEY	MORGAN STAN FDIC 3.25% 12/1/11	1,250,000	1,296,656
MORGAN STANLEY & CO INC SR NT	4.250% 05/15/2010 DD 05/07/03	135,000	136,659
MORGAN STANLEY DW & CO GL NT	6.750% 04/15/2011 DD 04/23/01	1,600,000	1,695,168
MORGAN STANLEY DW & CO NT	6.600% 04/01/2012 DD 04/03/02	300,000	326,397
MORGAN STANLEY DW & CO NT	6.600% 04/01/2012 DD 04/03/02	2,500,000	2,719,975
MORGAN STANLEY FDIC GTD TLGP N	1.950% 06/20/2012 DD 01/20/09	2,525,000	2,548,382
MORGAN STANLEY FDIC TLGP GTD	2.250% 03/13/2012 DD 03/13/09	5,125,000	5,205,821
MORGAN STANLEY GLOBAL MTN	5.750% 08/31/2012 DD 08/31/07	100,000	107,258
MORGAN STANLEY GLOBAL NT	5.300% 03/01/2013 DD 02/26/03	1,050,000	1,106,700
MORGAN STANLEY NT	4.000% 01/15/2010 DD 11/12/04	300,000	300,219
MORGAN STANLEY NT	5.375% 10/15/2015 DD 10/21/05	300,000	309,978
MORGAN STANLEY NT	5.050% 01/21/2011 DD 10/21/05	1,200,000	1,244,628
MORGAN STANLEY SR MTN SER F	5.625% 01/09/2012 DD 08/09/06	200,000	211,064
MSIF SMALL CO GROWTH I	MSIF SMALL CO GROWTH I FUND	4,593,579	51,172,473
MUNDER MDCPCORE GR Y	MUNDER MDCPCORE GR Y FUND	1,868,128	42,369,136
MURPHY OIL CORP	COMMON STOCK	20,572	1,115,002
NATIONAL AUSTRALIA BANK 144A	2.350% 11/16/2012 DD 11/16/09	1,850,000	1,838,049
NATIONAL CITY BK CLEVE TR00248	VAR RT 01/21/2010 DD 01/21/05	175,000	174,991
NATIONAL RURAL UTILS CORP FIN	4.750% 03/01/2014 DD 02/25/04	300,000	318,621
NATIONSBANK MTN SR 00109	7.230% 08/15/2012 DD 08/15/97	125,000	134,808
NEW YORK LIFE GLOBAL FDG 144A	4.650% 05/09/2013 DD 05/09/08	1,800,000	1,890,666
NEW YORK LIFE MTN #TR0001 144A	5.375% 09/15/2013 DD 09/10/03	250,000	271,023
NEWELL RUBBERMAID INC	COMMON STOCK	76,278	1,144,933
NEWELL RUBBERMAID INC NT	6.750% 03/15/2012 DD 03/14/02	500,000	536,050
NEWELL RUBBERMAID INC SR NT	5.500% 04/15/2013 DD 03/28/08	750,000	775,575
NOBLE ENERGY INC	COMMON STOCK	41,100	2,927,142
NOKIA CORP SPON ADR	COMMON STOCK	44,376	570,232
NORDIC INVT BK MTN #TR00005	4.875% 03/15/2011 DD 02/23/06	3,000,000	3,142,200
NORFOLK SOUTHN CORP SR NT	6.750% 02/15/2011 DD 02/06/01	500,000	528,280
NORTHERN TRUST	NORTHERN TR CO 4.625% 5/1/14	147,000	156,646
NORTHERN TRUST S&P 500 INDEX FUND	NORTHERN TRUST S&P 500 INDEX FUND	196,759	632,286,490
NORTHRUP GRUMMAN CORP NT	7.125% 02/15/2011 DD 02/27/01	250,000	264,645
OAKMARK GLOBAL I	OAKMARK GLOBAL I FUND	7,745,779	151,042,700
OPPHMR INTL SM CO Y	OPPHMR INTL SM CO Y FUND	6,497,856	126,513,263
ORACLE CORP NT	4.950% 04/15/2013 DD 04/09/08	105,000	112,671
ORACLE CORP/OZARK HLDG INC	5.250% 01/15/2016 DD 01/13/06	250,000	269,965
PACCAR INC	6.375% 02/15/2012 DD 02/13/09	40,000	43,348
PACIFIC GAS AND ELECTRIC CO SR NT	PACIFIC GAS & ELEC 6.25% 12/13	460,000	512,093
PACIFICORP 1ST MTG BD	6.900% 11/15/2011 DD 11/21/01	500,000	547,380
PETROBRAS SA SPONS ADR	COMMON STOCK	125,000	5,960,000
PETROHAWK ENERGY CORP	COMMON STOCK	85,112	2,041,837
PFIZER	PFIZER 4.45% 3/15/12	964,000	1,019,574
PIMCO TOTAL RETURN INST	PIMCO TOTAL RETURN INST FUND	37,125,988	400,960,671
PNC	PNC FUNDG MTN 5.4% 6/10/14	940,000	1,005,304
PNC FDG CORP SUB NT	5.250% 11/15/2015 DD 11/03/03	400,000	411,344
PNC FINANCIAL SERVICES GRP INC	COMMON STOCK	38,137	2,013,252
POTASH CORP OF SASKATCHEWAN	7.750% 05/31/2011 DD 05/21/01	540,000	585,414
PPG INDS INC NT	5.750% 03/15/2013 DD 03/18/08	260,000	277,599
PPG INDUSTRIES INC	COMMON STOCK	26,908	1,575,194

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
PRAXAIR INC NT	4.375% 03/31/2014 DD 03/26/09	290,000	305,791
PRICOA GBL MTN #TR 00034 144A	5.300% 09/27/2013 DD 09/28/06	1,000,000	1,034,230
PRICOA GLOBAL FUNDING I	5.450% 06/11/2014 DD 06/11/09	185,000	196,292
PRINCIPAL LIFE INCOME FUNDINGS	5.300% 12/14/2012 DD 12/14/07	300,000	318,168
PRINCIPAL LIFE INCOME FUNDINGS	5.300% 04/24/2013 DD 04/24/08	520,000	549,068
PRINCIPAL LIFE INCOME FUNDINGS	5.150% 06/17/2011 DD 06/18/08	225,000	234,358
PRINCIPAL LIFE INCOME FUNDINGS	VAR RT 11/08/2013 DD 11/10/06	2,000,000	1,893,140
PRINICPAL LIFE #TR 00007 144A	6.250% 02/15/2012 DD 02/20/02	100,000	105,003
PROCTER & GAMBLE INTL FN	1.350% 08/26/2011 DD 08/28/09	1,500,000	1,507,710
PROCTER & GAMBLE INTL FN	1.350% 08/26/2011 DD 08/28/09	2,400,000	2,412,336
PROCTOR & GAMBLE CO NT	PROCTOR&GAMBLE INTL 1.35% 8/11	1,142,000	1,147,871
PROGRESS ENERGY	PROGRESS ENERGY 7.1% 3/01/11	758,000	802,285
PROGRESS ENERGY INC SR NT	6.050% 03/15/2014 DD 03/19/09	4,500,000	4,926,420
PROTECTIVE LIFE SECS #TR00002	4.000% 04/01/2011 DD 04/07/04	225,000	228,755
PRUDENTIAL FINANCIAL INC	3.625% 09/17/2012 DD 09/15/09	1,015,000	1,030,012
PSEG PWR LLC SR NT	7.750% 04/15/2011 DD 10/15/01	40,000	42,802
PUBLIC SVC ELEC GAS CO SECD ME	6.330% 11/01/2013 DD 12/02/08	380,000	423,248
RABOBANK NEDERLAND	2.650% 08/17/2012 DD 08/17/09	3,000,000	3,034,440
*RAYTHEON COMPANY	RAYTHEON COMMON STOCK	26,434,425	1,361,901,576
RELIANT ENERGY RES CORP NT	7.750% 02/15/2011 DD 02/21/01	300,000	317,280
ROGERS CABLE INC	7.875% 05/01/2012 DD 04/30/02	1,500,000	1,681,050
ROYAL BANK OF SCOTTLAND	ROYAL BK SCT 1.5% 3/30/12 144A	1,610,000	1,594,401
ROYAL BK OF SCOTLAND PLC	VAR RT 04/23/2012 DD 04/23/09	5,000,000	5,054,315
RSC HOLDINGS INC	COMMON STOCK	88,318	621,759
RYDER SYSTEM INC	COMMON STOCK	34,145	1,405,750
SBC COMMUNICATIONS	5.100% 09/15/2014 DD 11/03/04	360,000	387,238
SBC COMMUNICATIONS	SBC COMM GLBL 5.875% 2/01/12	3,168,000	3,425,875
SBC COMMUNICATIONS INC GBL NT	5.875% 02/01/2012 DD 02/01/02	750,000	811,050
SALI CAT 1 REPO	REPURCHASE AGREEMENT 01/04/2010 DD 12/31/09	6,849,000	6,849,000
SCHNITZER STEEL INDS INC CL A	COMMON STOCK	25,016	1,193,263
SEMPRA ENERY SR NT	8.900% 11/15/2013 DD 11/20/08	400,000	464,848
SHELL	SHELL INTL FIN 1.3% 9/22/11	1,605,000	1,609,143
SHELL INTERNATIONAL FIN	1.300% 09/22/2011 DD 09/22/09	1,500,000	1,503,870
SHELL INTL FIN B V GTD NT	4.000% 03/21/2014 DD 03/23/09	465,000	485,241
SIEMENS NV 144A	5.750% 10/17/2016 DD 08/16/06	200,000	215,752
SIMON PPTY GROUP L P NT	5.625% 08/15/2014 DD 08/11/04	100,000	102,994
SIMON PROPERTY GROUP LP	6.100% 05/01/2016 DD 05/15/06	50,000	51,027
SIMON PROPERTY GROUP LP	6.750% 05/15/2014 DD 05/15/09	85,000	90,583
SLM CORP MTN # TR 00077	4.000% 01/15/2010 DD 12/20/04	300,000	299,982
SOUTHERN CALIF EDISON SER A	4.150% 09/15/2014 DD 03/20/09	135,000	141,182
SOUTHERN CO	4.150% 05/15/2014 DD 05/19/09	105,000	107,977
SOUTHERN CO SR NT	SOUTHERN CO 4.15% 5/14	231,000	237,549
SOUTHERN CO SR NT SER 2007 A	5.300% 01/15/2012 DD 01/18/07	2,015,000	2,158,911
SOUTHERN COPPER CORP	COMMON STOCK	114,390	3,764,575
SOUTHWESTERNBELL TEL CO DEB	7.000% 07/01/2015 DD 07/01/93	255,000	291,768
SPTN INT TR INDX INV	SPTN INT TR INDX INV FUND	1,036,189	10,620,935
SSBK GOVT STIF FUND	INTEREST BEARING CASH	1,746,591	1,746,590
ST PAUL TRV	ST PAUL COS 8.125% 4/15/10	700,000	713,472
STATE STR CORP FDIC GTD TLGP	2.150% 04/30/2012 DD 03/06/09	1,750,000	1,772,925
STATE STR SUB NT	7.650% 06/15/2010 DD 06/20/00	100,000	102,910
STATE STREET GLOBAL ADVISORS	U.S. Government Short Term Investment Fund	32,679,709	32,679,709
SUNTRUST BK ATLANTA GA MEDIUM	7.250% 03/15/2018 DD 03/17/08	100,000	104,415
SUNTRUST BKS INC SR NT	6.000% 09/11/2017 DD 09/10/07	110,000	109,036
SUNTRUST BKS INC SR NT	5.250% 11/05/2012 DD 11/05/07	325,000	337,207
SVENSKA HANDELSBANKEN AB	2.875% 09/14/2012 DD 09/14/09	2,500,000	2,515,425
T. ROWE PRICE HEALH SCIENCES	T. ROWE PRICE HEALH SCIENCES FUND	532,378	13,932,341
T. ROWE PRICE SM CAP STOCK	T. ROWE PRICE SM CAP STOCK FUND	9,053,084	96,958,533
TALECRIS BIOTHERAPEUTICS HDGS	COMMON STOCK	27,694	616,745
TELECOM ITALIA	TELECOM ITALIA 4% 1/15/10	430,000	430,331
TELECOM ITALIA CAP GTD SR NT	4.950% 09/30/2014 DD 09/30/05	400,000	414,592
TELECOM ITALIA CAP GTD SR NT B	5.250% 11/15/2013 DD 05/15/04	210,000	220,876
TELECOM ITALIA CAP GTD SR NT B	5.250% 11/15/2013 DD 05/15/04	1,200,000	1,262,148
TELECOM ITALIA CAPITAL	6.175% 06/18/2014 DD 06/18/09	1,300,000	1,409,057
TELEFONICA EMISIONES S A U SR	5.855% 02/04/2013 DD 07/02/07	560,000	605,063
TELEFONICA EMISIONES S A U SR	5.855% 02/04/2013 DD 07/02/07	1,000,000	1,080,470
TEXAS EAST	TEXAS EAST 7.3% 12/01/10	505,000	531,013
TEXAS EASTN TRANSMISSION CORP	7.300% 12/01/2010 DD 12/04/00	75,000	78,863
TEXTRON FINL CORP MEDIUM TERM	5.400% 04/28/2013 DD 04/28/08	305,000	304,857
THOMSON REUTERS CORP GTD NT	5.950% 07/15/2013 DD 06/20/08	270,000	295,572
TIME WARNER CABLE INC	5.850% 05/01/2017 DD 04/09/07	300,000	315,201
TIME WARNER ENTMT CO LP SR NT	10.150% 05/01/2012 DD 11/01/92	291,000	334,886
TJX COMPANIES INC NEW	COMMON STOCK	66,746	2,439,566
TRANSCANADA PIPELINES LTD NT	4.000% 06/15/2013 DD 06/12/03	175,000	179,279
TRAVELERS COS INC SR NT	5.800% 05/15/2018 DD 05/13/08	55,000	58,615
TURNER EMERGING GROWTH I	TURNER EMERGING GROWTH I FUND	5,069,750	199,545,351
TYCO INTL LTD	COMMON STOCK	61,131	2,181,154
U S TREAS STRIP GENERIC TINT	02/15/2011	13,680,000	13,575,485
U S TREAS STRIP GENERIC TINT	08/15/2011	520,000	512,689
U S TREAS STRIP GENERIC TINT	02/15/2012	5,000,000	4,870,850
U S TREAS STRIP GENERIC TINT	0.000% 08/15/2012 DD 02/15/85	3,600,000	3,459,492
U S TREAS STRIP GENERIC TINT	0.000% 08/15/2013 DD 02/15/85	3,520,000	3,256,915
U S TREAS STRIP GENERIC TINT	02/15/2014	9,300,000	8,424,126
U S TREAS STRIP GENERIC TINT	0.000% 08/15/2014 DD 02/15/85	300,000	265,980
U S TREAS STRIP GENERIC TINT	11/15/2012	5,245,000	5,003,363
U S TREAS STRIP GENERIC TINT	0.000% 11/15/2013 DD 11/15/85	200,000	183,206
U S TREAS STRIP GENERIC TINT	05/15/2014	9,550,000	8,562,912
U S TREAS STRIP GENERIC TINT	0.000% 11/15/2014 DD 11/15/85	550,000	482,004
U S TREAS STRIP GENERIC TINT	0.000% 05/15/2016 DD 08/15/87	250,000	202,098
U S TREAS STRIP GENERIC TINT	0.000% 08/15/2016 DD 12/11/90	300,000	239,286
U S TREAS STRIP GENERIC TINT	0.000% 11/15/2017 DD 05/15/87	150,000	111,204
U S TREASURY BOND	11.250% 02/15/2015 DD 02/15/85	3,000,000	4,232,340
U S TREASURY NOTE	06.500% 02/15/2010 DD 02/15/00	14,800,000	14,907,596
U S TREASURY NOTE	3.625% 01/15/2010 DD 01/15/05	150,000	150,141

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
U S TREASURY NOTE	4.000% 04/15/2010 DD 04/15/05	2,000,000	2,021,560
U S TREASURY NOTE	4.750% 03/31/2011 DD 03/31/06	1,060,000	1,112,004
U S TREASURY NOTE	4.875% 04/30/2011 DD 04/30/06	5,000,000	5,266,400
U S TREASURY NOTE	5.125% 06/30/2011 DD 06/30/06	2,000,000	2,125,240
U S TREASURY NOTE	4.500% 09/30/2011 DD 09/30/06	4,000,000	4,240,920
U S TREASURY NOTE	4.750% 01/31/2012 DD 01/31/07	3,000,000	3,219,600
U S TREASURY NOTE	1.750% 11/15/2011 DD 11/15/08	12,160,000	12,313,459
U S TREASURY NOTE	1.000% 10/31/2011 DD 10/31/09	10,970,000	10,960,127
U S TREASURY NOTE	1.000% 08/31/2011 DD 08/31/09	15,230,000	15,237,767
U S TREASURY NOTE	1.000% 09/30/2011 DD 09/30/09	3,350,000	3,349,096
U S TREASURY NOTE	1.375% 11/15/2012 DD 11/15/09	28,535,000	28,329,833
U S TREASURY NOTE	0.750% 11/30/2011 DD 11/30/09	5,160,000	5,126,357
U S TREASURY NOTE	0.875% 02/28/2011 DD 02/28/09	25,000,000	25,060,500
U S TREASURY NOTE	1.000% 07/31/2011 DD 07/31/09	104,600,000	104,758,992
U S TREASURY NOTE	2.375% 08/31/2014 DD 08/31/09	11,000,000	10,919,260
U S TREASURY NOTES	2.375% 10/31/2014 DD 10/31/09	55,800,000	55,194,012
U S TREASURY NOTES	2.125% 11/30/2014 DD 11/30/09	15,000,000	14,644,950
U S TREASURY NT STRIPPED	0.000% 11/15/2012 DD 11/15/02	5,420,000	5,176,913
UDR INC MTN NTS	UDR INC MTN 5.5% 4/1/14	460,000	460,909
UNION PAC CORP NT	5.650% 05/01/2017 DD 04/18/07	100,000	105,738
UNION PAC CORP SR NT	4.875% 01/15/2015 DD 11/23/04	185,000	192,098
UNION PACIFIC CORP	COMMON STOCK	73,271	4,682,017
UNION PLANTERS CORP SR NT	4.375% 12/01/2010 DD 11/24/03	900,000	898,659
UNITED MEXICAN STS MTN TR00011	6.625% 03/03/2015 DD 03/03/03	250,000	277,500
UNITED MEXICAN STS MTN TR00015	5.875% 01/15/2014 DD 10/14/03	350,000	382,375
UNITED MEXICAN STS TR# 00010	6.375% 01/16/2013 DD 01/16/03	205,000	226,525
UNITED PARCEL SVC INC	4.500% 01/15/2013 DD 01/15/08	1,080,000	1,148,256
UNITED STS DEPT VET 94-1 CL2ZB	6.500% 02/15/2024 DD 02/01/94	746,891	765,272
UNITED STS DEPT VET 98-1 2E	7.000% 09/15/2027	200,401	219,377
UNITED TECHNOLOGIES CORP	COMMON STOCK	40,145	2,786,464
US BANCORP	US BANCORP MTN 4.2% 5/15/14	990,000	1,027,661
US CNTRL FED	US CNTRL FED CU 1.9% 10/19/12	970,000	969,241
US TREAS-CPI INFLAT	2.375% 04/15/2011 DD 04/15/06	1,742,544	1,794,001
US TREASURY BILL	USTBILL 0% 5/27/10	30,000,000	29,980,920
U S TREASURY BILL	0.000% 03/11/2010 DD 03/12/09	7,300,000	7,299,564
USAOT	USAOT 08-1 A4 4.5% 10/13	652,000	681,790
USAOT	USAOT 2009-2 A3 1.54% 10/12	890,000	885,782
USAOT 2009-2 A4	2.530% 07/15/2015 DD 11/13/09	585,000	581,660
UST NOTES	USTN 1.75% 11/15/11	50,097,000	50,729,074
UST NOTES	USTN 1.125% 12/15/11	62,266,000	62,287,918
UST NOTES	USTN 1.125% 1/15/12	3,930,000	3,926,314
UST NOTES	USTN 1.875% 6/15/12	45,584,000	46,082,598
UST NOTES	USTN 1.125% 12/15/12	33,887,000	33,344,130
UST NOTES	USTN 1% 12/31/11	62,694,000	62,517,704
UST NOTES	USTN .75% 11/30/11	86,735,000	86,169,228
VALE SA ADR	COMMON STOCK	30,000	870,900
VANGUARD MORGAN GROWTH ADM	VANGUARD MORGAN GROWTH ADM FUND	3,501,338	165,683,336
VANGUARD PRIMECAP ADM	VANGUARD PRIMECAP ADM FUND	6,939,586	427,894,894
VANGUARD WINDSOR ADM	VANGUARD WINDSOR ADM FUND	3,436,408	137,063,260
VERIZON COMMUNICATIONS	VERIZON GLBL 7.25% 12/1/10	430,000	454,414
VERIZON COMMUNICATIONS INC NT	5.250% 04/15/2013 DD 04/04/08	700,000	754,579
VERIZON FLA INC DEB SER F	6.125% 01/15/2013 DD 10/01/02	475,000	507,072
VERIZON MD INC DEB SER A	6.125% 03/01/2012 DD 02/25/02	700,000	744,716
VERIZON NEW ENG INC NT	4.750% 10/01/2013 DD 10/03/03	100,000	104,006
VERIZON PA INC DEB SER A	5.650% 11/15/2011 DD 11/13/01	630,000	667,605
VERIZON VA INC DEB	4.625% 03/15/2013 DD 03/14/03	275,000	285,577
VERZION COMMUNICATIONS INC	4.350% 02/15/2013 DD 02/12/08	950,000	993,719
VIACOM INC GTD SR NT	6.625% 05/15/2011 DD 05/17/01	750,000	785,970
VIRGINIA ELEC & PWR CO SR NT	5.100% 11/30/2012 DD 12/04/07	300,000	323,997
VODAFONE	VODAFONE GLBL 5% 12/16/13	265,000	280,593
VODAFONE	VODAFONE GRP PLC 5.5% 6/15/11	655,000	690,802
VODAFONE GROUP PLC	4.150% 06/10/2014 DD 06/10/09	4,500,000	4,629,510
VODAFONE GROUP PLC NEW NT	VAR RT 06/15/2011 DD 03/16/06	600,000	600,396
VWALT	VWALT 2009-A A3 3.41% 4/12	1,285,000	1,317,136
W&T OFFSHORE INC	COMMON STOCK	55,500	649,350
WACHOVIA BK NATL ASSN #SB00005	5.600% 03/15/2016 DD 03/09/06	100,000	102,288
WACHOVIA CORP 2ND NEW NT	4.875% 02/15/2014 DD 02/06/04	235,000	238,997
WACHOVIA CORP NEW NT	5.300% 10/15/2011 DD 10/23/06	100,000	106,152
WACHOVIA CORP NEW NT	5.300% 10/15/2011 DD 10/23/06	2,240,000	2,377,805
WACHOVIA GROUP	WACHOVIA CORP 3ML+13 10/15/11	699,000	691,180
WALMART	WALMART STORES MTN 3.2% 5/14	834,000	849,305
WASHINGTON MUT FIN CORP SR NT	6.875% 05/15/2011 DD 05/24/01	350,000	367,752
WASHINGTON REAL	WASHINGTON REIT 5.95% 6/15/11	290,000	294,851
WELLPOINT INC NT	6.000% 02/15/2014 DD 02/05/09	245,000	265,700
WELLS FARGO	WELLS FAR FDIC 3% 12/09/11	4,536,000	4,682,821
WELLS FARGO	WELLS FARGO 5.25% 10/23/12	1,258,000	1,343,008
WELLS FARGO & CO FDIC GTD TLGP	2.125% 06/15/2012 DD 03/30/09	1,700,000	1,719,771
WELLS FARGO & CO NEW NT	4.200% 01/15/2010 DD 12/06/04	125,000	125,109
WELLS FARGO & CO NEW SR NT	5.250% 10/23/2012 DD 10/23/07	1,000,000	1,067,570
WELLS FARGO & CO NEW SUB NT	6.375% 08/01/2011 DD 07/31/01	100,000	106,533
WELLS FARGO & CO NEW SUB NT	5.000% 11/15/2014 DD 11/06/02	250,000	256,778
WELLS FARGO 7.5% PC PERP A/L	CONVERTIBLE BONDS	400	366,500
WELLS FARGO BK NATL ASSN SUB	4.750% 02/09/2015 DD 02/07/05	315,000	321,202
WELLS FARGO FINL INC NT	6.125% 04/18/2012 DD 04/18/02	1,000,000	1,075,580
WESTERN OIL SANDS INC	8.375% 05/01/2012 DD 04/23/02	550,000	615,643
WESTPAC BANKING CORP	2.250% 11/19/2012 DD 11/19/09	333,000	332,214
WESTPAC BANKING CORP	2.250% 11/19/2012 DD 11/19/09	2,500,000	2,494,100
WINDSTREAM CORP	COMMON STOCK	74,267	816,194
WYETH NT	STEP 03/15/2013 DD 02/14/03	375,000	407,734
XSTRATA FIN CDA LTD GTD 144A	5.500% 11/16/2011 DD 11/15/06	1,250,000	1,311,975
XTO ENERGY INC SR NT	5.900% 08/01/2012 DD 07/19/07	1,500,000	1,643,505

			10,543,887,228

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts			(24,042,154)
			$10,519,845,074

*	Party in Interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYTHEON SAVINGS AND INVESTMENT PLAN

Date: June 28, 2010	By:	/S/ MICHAEL J. WOOD
Michael J. Wood
Vice President and Chief Accounting Officer
Raytheon Company

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.